     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2002


                                                      REGISTRATION NO. 333-90542
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                      TOTAL ENTERTAINMENT RESTAURANT CORP.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           52-2016614
           (State or other jurisdiction                              (I.R.S. Employer
         of incorporation or organization)                          Identification No.)

                        9300 E. CENTRAL AVE., SUITE 100
                               WICHITA, KS 67206
                                 (316) 634-0505
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               STEVEN M. JOHNSON
                            CHIEF EXECUTIVE OFFICER
                      TOTAL ENTERTAINMENT RESTAURANT CORP.
                        9300 E. CENTRAL AVE., SUITE 100
                       WICHITA, KS 67206, (316) 634-0505
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                WILLIAM R. WOOD, II                                   GREG R. SAMUEL
               FOULSTON SIEFKIN LLP                                HAYNES AND BOONE, LLP
              BANK OF AMERICA CENTER                                  901 MAIN STREET
            100 N. BROADWAY, SUITE 700                                  SUITE 3100
                 WICHITA, KS 67202                                   DALLAS, TX 75202
                  (316) 267-6371                                      (214) 651-5000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest investment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                      TOTAL ENTERTAINMENT RESTAURANT CORP.


                      (FOX AND HOUND LOGO)(BAILEY'S LOGO)


                                2,125,000 Shares

                                  Common Stock

--------------------------------------------------------------------------------


Total Entertainment Restaurant Corp. is selling 1,350,000 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 775,000 shares. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional 318,750 shares from us to cover over-allotments, if any.



Our common stock is listed on the Nasdaq National Market under the symbol "TENT." The last reported sale price on July 18, 2002 was $10.82 per share.


--------------------------------------------------------------------------------
INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
--------------------------------------------------------------------------------


                                                        Per Share      Total
Public Offering Price                                    $10.50     $22,312,500
Underwriting Discount                                    $  .63     $ 1,338,750
Proceeds, before expenses, to the Company                $ 9.87     $13,324,500
Proceeds, before expenses, to the selling stockholders   $ 9.87     $ 7,649,250


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

THOMAS WEISEL PARTNERS LLC                                         STEPHENS INC.


The date of this prospectus is July 19, 2002

                               INSIDE FRONT COVER

                 [Inside front cover consists of three pieces]

FIRST PIECE:

     [Map of United States with locations of current restaurants marked, as well as those restaurants currently under construction as of July 1, 2002, followed by the caption "With 49 Locations and Growing" and a listing of these locations as either "Existing Locations" or "Under Construction." The caption "Our Locations" appears at the top of the page.]

SECOND AND THIRD PIECES:

     [Internal pictures of selected restaurants under the caption "Exciting, High Energy Atmosphere" and external pictures of selected restaurants under the caption "An Upscale, Neighborhood Social Gathering Place."]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Cautionary Note on Forward-Looking Statements...............   11
Use of Proceeds.............................................   12
Price Range of Common Stock.................................   12
Dividend Policy and Stock Repurchases.......................   13
Capitalization..............................................   13
Selected Consolidated Financial Data........................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   23
Management..................................................   32
Certain Relationships and Related Transactions..............   33
Description of Capital Stock................................   34
Shares Eligible for Future Sale.............................   35
Principal and Selling Stockholders..........................   35
Underwriting................................................   38
Legal Matters...............................................   40
Experts.....................................................   40
Changes In and Disagreements with Accountants...............   40
Where You Can Find More Information.........................   41
Incorporation by Reference..................................   41
Index to Consolidated Financial Statements..................  F-1

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in the prospectus. It does not contain all the information you should consider. You should also read the more detailed information set out in this prospectus including the "Risk Factors" section and the Consolidated Financial Statements and Notes before making an investment.

                                  OUR COMPANY

     We own and operate 49 restaurants under the "Fox and Hound" and "Bailey's" brand names that each provide a social gathering place offering high quality food, drinks and entertainment in an upscale, casual environment. Our restaurants offer a broad menu of mid-priced appetizers, entrees and desserts served in generous portions. In addition, each location features a full-service bar and offers a wide selection of major domestic, imported and specialty beers. Each restaurant emphasizes a high energy environment with multiple billiard tables and satellite and cable coverage of a variety of sporting events and music videos. In addition to our food, we believe our customers are attracted to our elegant yet comfortable atmosphere of polished brass, embroidered chairs and booths, hunter green and burgundy walls, and etched glass. Our Fox and Hound and Bailey's restaurants share identical design and operational principles and menus. As of July 1, 2002, we owned and operated 35 Fox and Hound restaurants and 14 Bailey's restaurants in 19 states.

     We believe the design of our restaurants plays an essential role in our success. We strive to create a distinctive, highly entertaining and unique atmosphere at each of our restaurants by featuring warm lighting, high ceilings and rich wood-finished interiors. Our restaurants average approximately 9,600 square feet in size and are typically divided into three large rooms. The bar and primary dining room are centrally located while the two side rooms are partitioned from the bar and dining area by etched glass, and each hold approximately four to six billiard tables as well as numerous cocktail tables. This layout provides customers with an open view of the main dining room, bar and billiard areas. These side rooms are equipped with state-of-the-art audio and video technology for displaying various sporting events and music videos and can be readily configured into a comfortable "arena" for viewing national, regional and local sporting and other televised events. All locations also can be arranged to dedicate areas to accommodate business and social organizations for special events.


     In January 1999, we hired Steven Johnson as our Chief Executive Officer. Shortly thereafter, we suspended new restaurant development in order to focus on developing our service-oriented culture and improving the operations and profitability of our existing restaurants. In addition, we implemented a number of initiatives, including recruiting a new Chief Operating Officer, increasing the number of district managers, restructuring our board of directors and closing three underperforming restaurants. As a result of these and other initiatives, we increased our annualized average weekly restaurant sales from $1.6 million in fiscal year 1999 to $1.8 million in fiscal year 2001 and expanded restaurant-level operating profit margins (before preopening costs and provision for asset impairment and restaurant closing) from 15.0% in fiscal year 1999 to 17.6% in fiscal year 2001. In addition, since early 1999 we have achieved 13 consecutive quarters of positive comparable restaurant sales growth. Beginning in mid-2000, we initiated a disciplined growth plan, opening three restaurants in fiscal year 2000, five restaurants in fiscal year 2001 and seven restaurants during fiscal year 2002 (through July 1, 2002).


OUR CONCEPT

     We believe our restaurants offer customers a unique and exciting upscale destination for socializing, eating and drinking. We believe our restaurants are differentiated from our competitors by offering all of the following features in a single location:

     - An Upscale, Neighborhood Social Gathering Place. Our restaurants provide a destination where friends and acquaintances can gather regularly for food, drinks and entertainment in an upscale yet casual environment. We strive to offer a unique setting with a broad appeal to both male and female customers through an inviting, clean and comfortable atmosphere. In order to achieve the feeling of an upscale atmosphere for these customers, we emphasize decor, lighting and cleanliness.

     - High Quality Food and Beverage. Our restaurants offer a broad menu of mid-priced appetizers, salads, desserts and entrees featuring beef, chicken, fish and barbecue, all served in generous portions. Our menu features over 50 items, with entrees typically priced between $5.99 and $16.99, the majority of which are priced under $10.00. Each location features a full service bar and most of our restaurants offer over 100 brands of ales, lagers, stouts and specialty beers from around the world, with an average of 30 beers on tap.

     - State-of-the-Art Audio and Visual Technology. Our restaurants create an exciting, high-energy atmosphere through state-of-the-art audio and video systems for viewing sporting events and music videos from our customized playlist. Each location typically has more than 35 televisions (including several big-screen televisions) with satellite and cable coverage of concurrent national, regional and local sporting events. We believe the entertainment aspect of our restaurants encourages repeat visits, increases the average length of customer stay and attracts customers outside of peak hours.

     - Late-Night Destination. Our restaurants are generally open from 11:00 a.m. to 2:00 a.m., seven days a week, depending upon local law. We provide customers with an upscale entertainment and dining alternative by offering our full menu during our increasingly popular late-night segment. We believe customers have difficulty finding comparable late-night destinations that offer a clean, upscale atmosphere and that serve high quality food after 10:00 p.m.

OUR GROWTH STRATEGIES

     Our goal is to become the leading neighborhood destination for socializing, eating and drinking. We anticipate our primary source of revenue growth in the near term will be the addition of new restaurants and increased sales at existing locations.

     New Unit Growth. We anticipate that the addition of new restaurants in both existing and new markets will be a major source of growth for us. We carefully select new locations based on a variety of factors including local market demographics, site visibility, traffic count, nature of the surrounding retail environment and accessibility and proximity to major retail centers, office complexes, hotels and entertainment centers (e.g., stadiums, arenas and theaters). We plan to open 10 to 12 locations in both fiscal year 2002 and fiscal year 2003.

     Increase Sales at Existing Locations. We seek to increase sales at our existing restaurants by continuing to implement the following strategies:

     - Best Practice Initiatives. We allow our restaurant-level managers significant latitude to test and implement restaurant-level initiatives intended to increase sales or efficiency or improve the overall customer experience. We actively monitor these initiatives at a corporate level and seek to implement successful single-restaurant initiatives as "best practice" initiatives company-wide.

     - Promotional Events. We attempt to increase sales at our restaurants by building brand awareness through word-of-mouth and promotional events in our restaurants. These promotions are intended both to increase the frequency of visits by existing customers and to attract new customers to our restaurants.

     - Corporate/Group Events. We believe that our restaurants provide an ideal gathering place for corporate and private groups. The multi-room design of our restaurants allows groups of people to socialize without being interrupted by other customers. Most locations employ event coordinators responsible for marketing to groups and creating customized corporate and private events. In addition to contributing to revenue, these events facilitate the introduction of new customers to our restaurants.

     - Menu Updates. We regularly update and introduce new menu segments and items in order to attract new customers and drive customer frequency, customer satisfaction and overall restaurant sales. We continually review our menu based on feedback from our customers and our secret shopper program.

     Many of these strategies were partially implemented in fiscal years 2001 and 2002 and contributed to our strong recent comparable restaurant sales growth. Because many of these strategies were implemented mid-year or were recently expanded company-wide, we expect these strategies to continue to positively impact our sales in fiscal years 2002 and 2003.

                                  THE OFFERING

Common stock offered by the Company...     1,350,000 shares


Common stock offered by the selling
stockholders..........................     775,000 shares


Common stock to be outstanding after
this offering.........................     10,219,493 shares


Use of proceeds.......................     We expect to use our net proceeds
                                           from this offering to repay
                                           approximately $11.7 million
                                           outstanding under our line of credit
                                           and for capital expenditures,
                                           including the opening of additional
                                           restaurants, and working capital and
                                           other general corporate purposes. We
                                           will not receive any proceeds from
                                           the sale of common stock offered by
                                           the selling stockholders.


Nasdaq National Market symbol.........     TENT


     The common stock to be outstanding after this offering is based on 8,869,493 shares outstanding as of July 18, 2002, which excludes:



     - 1,085,844 shares of common stock issuable upon the exercise of outstanding stock options as of July 18, 2002 issued under our 1997 Incentive and Nonqualified Stock Option Plan (the "Employee Stock Option Plan") and Directors' Stock Option Plan (the "Director Stock Option Plan" and, collectively, with the "Employee Stock Option Plan," the "Option Plans") at a weighted average exercise price of $5.08 per share; and



     - 704,434 shares of common stock reserved for future issuance under the Option Plans as of July 18, 2002.


     Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               OTHER INFORMATION

     We were formed as a Delaware corporation in 1997. Our executive offices are located at 9300 E. Central Ave., Suite 100, Wichita, KS 67206, and our telephone number is (316) 634-0505. Our main website address is http://www.tentcorp.com. The information contained in our website is not a part of this prospectus. The transfer agent for our common stock is First Union National Bank.

     Our logos are our registered service marks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes our consolidated financial data and operating data. We operate on a 52 or 53 week fiscal year ending the last Tuesday in December. Our fiscal quarters consist of three accounting periods of 12 weeks each and a final period of 16 or 17 weeks.

                                                                52 WEEKS ENDED              24 WEEKS ENDED
                                                        ------------------------------   ---------------------
                                                        DEC. 28,   DEC. 26,   DEC. 25,   JUNE 12,    JUNE 11,
                                                          1999       2000       2001       2001        2002
                                                        --------   --------   --------   ---------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales.............................................  $55,020    $54,928    $70,052     $30,701     $43,234
Costs and expenses:
  Cost of sales.......................................   15,115     14,515     18,955       8,356      11,328
  Operating expenses..................................   28,061     27,713     35,079      15,441      21,673
  Depreciation and amortization.......................    3,606      3,504      3,616       1,625       2,064
  Preopening costs....................................      487        500      1,218         371         852
  Provision for asset impairment and restaurant
     closing..........................................    1,087      2,362         --          --          --
                                                        -------    -------    -------     -------     -------
Restaurant costs and expenses.........................   48,356     48,594     58,868      25,793      35,917
                                                        -------    -------    -------     -------     -------
Restaurant operating income...........................    6,664      6,334     11,184       4,908       7,317
General and administrative expenses...................    3,901      3,769      3,991       1,777       2,326
Goodwill amortization.................................      244        244        244         113          --
                                                        -------    -------    -------     -------     -------
Income from operations................................    2,519      2,321      6,949       3,018       4,991

Net income (loss)(1)(2)...............................  $  (311)   $   848    $ 3,329     $ 1,553     $ 3,023
                                                        =======    =======    =======     =======     =======
Diluted net income (loss) per share(1)(2).............  $ (0.03)   $  0.09    $  0.38     $  0.18     $  0.33
                                                        =======    =======    =======     =======     =======
Diluted weighted number of shares outstanding.........   10,352      9,329      8,694       8,696       9,181
OTHER DATA:
Restaurants at end of period..........................       35         38         43          40          48
Comparable restaurant sales increase (decrease)(3)....     (0.5)%      3.8%       7.4%        5.8%       10.0%

---------------

(1) Includes a charge of $1,128 ($0.11 per share) in fiscal year 1999 for the cumulative effect of a change in accounting principle relating to adoption of a new accounting principle for preopening costs for new restaurants (see
    Note 1 of Notes to Consolidated Financial Statements).

(2) Includes income (loss) from discontinued operations of $9, $10, $(423), $(28) and $13 for fiscal years 1999, 2000 and 2001 and for the 24 weeks ended June 12, 2001 and June 11, 2002, respectively. The loss for discontinued operations for fiscal year 2001 included a provision for asset impairment of $354, net of tax.

(3) In calculating comparable restaurant sales, we include a restaurant in the comparable restaurant base after it has been in operation for 18 full months. As of June 11, 2002, there were 35 restaurants in the comparable restaurant base.


     The following table summarizes our balance sheet data as of June 11, 2002. This balance sheet data is presented on an actual basis and as adjusted to give effect to the sale of the shares of common stock in this offering by us at the public offering price of $10.50 per share, after deducting the underwriting discount and estimated offering expenses payable by us.



                                                               AS OF JUNE 11, 2002
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................  $   729     $ 2,499
Working capital (deficit)...................................   (6,336)     (4,567)
Total assets................................................   50,245      52,014
Notes payable, including current portion....................   11,130          --
Total stockholders' equity..................................  $29,111     $42,010

                                  RISK FACTORS

     This prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in any forward-looking statements due to the factors set forth below and elsewhere in this prospectus. See "Cautionary Note on Forward-Looking Statements." Investing in our common stock will provide you with an interest in us. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, operating results and cash flows could suffer. As a result, our common stock's trading price could decline, and you could lose all or part of the money you paid to buy our common stock.

WE MAY NOT BE ABLE TO MANAGE OUR PLANNED EXPANSION, WHICH MAY LEAD TO HIGHER COSTS OR A FAILURE TO REALIZE ANTICIPATED REVENUES OR OPERATING PROFITS.

     We face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial controls may be inadequate to support our planned expansion. We experienced difficulty managing our rapid expansion following our initial public offering in fiscal year 1997 and, as a result, temporarily suspended development of new restaurants in the second fiscal quarter of 1999. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and our systems and controls. If we fail to adapt management, information systems and financial controls or encounter unexpected difficulties during expansion, our business, financial condition, operating results or cash flows could be materially adversely affected. In addition, we anticipate entering new geographic markets in which we have no operating experience. These new markets may have different demographic characteristics, competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause new restaurants to be less successful than restaurants in our existing markets.

IF WE ARE UNABLE TO OPEN NEW RESTAURANTS IN A TIMELY AND PROFITABLE MANNER, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.


     To continue to expand our business, we must open new restaurants on a timely and profitable basis. We have experienced occasional delays in opening restaurants and may experience delays in the future. Delays in opening, or failures to open, new restaurants could materially adversely affect our business, financial condition, operating results and cash flows. We expanded from 38 restaurants as of March 20, 2001 to 49 restaurants as of July 1, 2002. We expect to open a total of 10 to 12 new restaurants during fiscal year 2002 (of which, through July 1, 2002, seven restaurants had been opened, three restaurants were under construction and an additional three leases for new restaurants had been executed) and an additional 10 to 12 restaurants in fiscal year 2003. Our ability to expand successfully may depend on a number of factors, some of which are beyond our control, including:


     - Identification and availability of suitable restaurant sites;

     - Competition for restaurant sites;

     - Negotiation of favorable leases;

     - Timely development in certain cases of commercial, residential, street or highway construction near our restaurants;

     - Management of construction and development costs of new restaurants;

     - Securing of required governmental approvals and permits;

     - Availability, staffing, training and retention of qualified management and hourly personnel, particularly district, general and assistant managers;

     - Competition in new markets; and

     - General economic conditions.

     There can be no assurance that we will be able to complete our planned expansion or that new restaurants, if completed, will perform in a manner consistent with our most recently opened restaurants or make a positive contribution to our operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THE PRICE OF OUR COMMON STOCK HAS BEEN HIGHLY VOLATILE AND MAY CONTINUE TO BE HIGHLY VOLATILE, WHICH MAY ADVERSELY AFFECT YOUR ABILITY TO SELL YOUR SHARES AND OUR ABILITY TO RAISE ADDITIONAL CAPITAL.


     A public market for our common stock has existed since 1997. The price of our common stock has been highly volatile and may continue to be highly volatile. For instance, from January 1, 2001 through July 18, 2002, our common stock has traded from a low of $1.13 to a high of $17.25 per share. The price of our common stock may experience significant volatility after this offering in response to many factors, some of which are beyond our control and may not even be directly related to us, including:


     - Changes in financial estimates or recommendations by securities analysts regarding us or our common stock;

     - Our performance and the performance of our competitors and other companies in the restaurant industry;

     - Quarterly fluctuations in our operating results or the operating results of other companies in the restaurant industry;

     - Additions or departures of key personnel;

     - The trading volume of our common stock;

     - General economic conditions and their effect on the casual dining industry in general; and

     - Competition, natural disasters, acts of war or terrorism or other developments affecting us or our competitors.

     In addition, in recent years the stock market has experienced extreme price and volume fluctuations, which have often been unrelated or disproportionate to the operating performance of particular companies. This volatility has significantly affected, and may continue to affect, the price of our common stock and may adversely affect your ability to sell your shares and our ability to raise additional capital. See "Price Range of Common Stock."

OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED BY THE NEGATIVE PERFORMANCE OF A SMALL NUMBER OF RESTAURANTS BECAUSE OF OUR SMALL RESTAURANT BASE.

     As of July 1, 2002, we operated only 49 restaurants, 10 of which opened in the last 12 months. Due to the small number of restaurants, poor operating results at any one or more new or existing restaurants could materially adversely affect our profitability. Factors that could adversely affect the operating results of any new or existing restaurant include local competition, consumer preference, development of the area in which the restaurant is located and access to the restaurant, including construction of highways that provide, or in some cases prevent, access to the restaurant. The operating results of certain existing restaurants have been, and may continue to be, affected by any one or more of these factors. The business, financial condition, operating results and cash flows or the lack of success of one or more new or existing restaurants may have a more significant effect on our overall results of operations than would be the case in a larger company with a significantly larger restaurant base.

WE MAY BE UNABLE TO FUND OUR SIGNIFICANT FUTURE CAPITAL NEEDS AND WE MAY REQUIRE ADDITIONAL FUNDING SOONER THAN ANTICIPATED.

     We plan to expend $14.0 million to $18.0 million over the next 12 months in connection with new restaurant openings and expect that similar expenditures for planned expansion in fiscal year 2003 will equal or exceed these amounts. The capital resources required to develop each new restaurant are significant. Our restaurants opened during the last 12 months have required an average cash investment of $1.3 million per restaurant including improvements and furniture, fixtures and equipment, but excluding preopening expenses. We believe that the net proceeds from this offering, funds anticipated to be available from our existing line of credit and anticipated cash flow from our operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. There can be no assurance, however, that changes in our operating plans, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will not cause us to seek additional financing, prevent us from achieving the goals of our expansion strategy or prevent any newly opened restaurants from operating profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

BECAUSE OUR BUSINESS IS FOCUSED ON A SINGLE CONCEPT AND LACKS DIVERSIFICATION, OUR CONTINUED SUCCESS COULD SUFFER IF CONSUMER PREFERENCES CHANGE.

     Our restaurant concept features a combination of casual dining and entertainment, and our continued success depends, to a large degree, upon the popularity of casual dining and the types of entertainment offered in our restaurants. Changes in consumer tastes and preferences away from our concept, dining style or entertainment options may have a disproportionate and materially adverse impact on our business, financial condition, operating results, cash flows and prospects.

CHANGES IN DISCRETIONARY SPENDING COULD NEGATIVELY IMPACT OUR OPERATING RESULTS.

     The success of our business and its operating results are dependent on discretionary spending by consumers, particularly by consumers living in the communities in which our restaurants are located. A decline in discretionary spending could adversely affect our business, financial condition, operating results and cash flows. Our business could also be adversely affected by general economic conditions, terrorist attacks and the resulting cancellation or delay of national sporting events, demographic trends, consumer confidence in the economy and changes in disposable consumer income.

BECAUSE WE ARE SIGNIFICANTLY SMALLER AND LESS ESTABLISHED THAN THE MAJORITY OF OUR NATIONAL COMPETITORS, WE MAY LACK THE FINANCIAL RESOURCES NEEDED TO COMPETE EFFECTIVELY AND SUSTAIN PROFITABILITY.

     Due to the nature of our business, we compete with competitors in both the restaurant and entertainment industries. A great number of restaurants and entertainment businesses compete directly and indirectly with us. Many of these entities have a greater number of locations, are more established, and have significantly greater financial (based on total assets and annual revenues), marketing and other resources than us. Although there are only a few other competing companies presently combining restaurant and entertainment operations in a manner similar to us, we may encounter increased competition in the future. This increased competition may have an adverse effect on our business, financial condition, operating results and cash flows. See "Business -- Competition."

WE DEPEND ON THE EXPERTISE OF KEY PERSONNEL. IF ANY OF THESE INDIVIDUALS LEAVE OR CHANGE THEIR ROLE WITH US, OUR OPERATIONS MAY SUFFER.

     Our success and the results of operations are dependent to a large degree on the efforts and abilities of our existing management, including Steven M. Johnson, Chief Executive Officer; Gary M. Judd, President; Kenneth C. Syvarth, Chief Operating Officer; and James K. Zielke, Chief Financial Officer, Secretary and Treasurer. Messrs. Johnson, Judd, Syvarth and Zielke are employed by us pursuant to employment agreements, each of which will expire as of June 30, 2004, and are also subject to non-competition, confidentiality and non-solicitation agreements with us. If any of Messrs. Johnson, Judd, Syvarth or Zielke were to leave us, our business, financial condition, results of operations, cash flows and growth could suffer. Our growth will also continue to depend, to a large degree, upon our ability to attract and retain additional skilled management personnel. See "Management."

QUARTERLY FLUCTUATIONS AND SEASONALITY IN OUR OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO FALL.

     Our operating results may fluctuate significantly from period to period and the results for one period may not be indicative of results for other periods. Our operating results may also fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, seasonality, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.

     The timing of new restaurant openings may result in significant fluctuations in quarterly results as a result of the revenues and expenses associated with each new restaurant location. We typically incur most preopening costs for a new restaurant within the two months immediately preceding, and the month of, the restaurant's opening. In addition, the labor and operating costs for a newly opened restaurant during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our growth, operating results and profitability will depend to a large degree on our ability to increase the number of our restaurants.

     We also expect seasonality to continue to be a factor in our results of operations. Historically, our revenues have been moderately higher in the first and fourth quarters due to weather conditions, major sporting events and the year-end holidays. Our revenues in most of our restaurants have been lower during the summer months of each year, and we expect lower second and third quarter revenues to continue in the future. In addition, for accounting purposes, the first, second and third quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 or 17 weeks. As a result, some of the variations in our operating results may be attributable to the different lengths of the fiscal quarters. These quarterly fluctuations and seasonality may cause our operating results to fall below the expectations of securities analysts and investors, which could cause our stock price to fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Fluctuations, Seasonality and Inflation."

OUR OPERATIONS DEPEND ON GOVERNMENTAL LICENSES AND REGULATION.

     We are subject to numerous federal, state and local laws affecting our business. Each restaurant location is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement and state and municipality health and safety and fire agencies. Our business depends, in particular, on obtaining and maintaining required food service and liquor licenses for each of our restaurants. If we fail to obtain and maintain all necessary licenses or if government regulation of our business changes, we may be forced to delay or cancel new restaurant openings and close or reduce operations at existing locations, which could materially adversely affect our operating results and profitability.

     Our operations are particularly dependent on holding the proper governmental licenses concerning the sale of alcohol. In fiscal year 2001, 59.5% of our sales were derived from alcoholic beverages. Each restaurant is required to obtain, directly or indirectly, a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations govern numerous aspects of the daily operations of each restaurant location, including the minimum age of patrons and employees, hours of operation, advertising practices, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. Although we have not encountered any material problems relating to alcoholic beverage licenses or alcoholic beverage control regulations to date, the failure to receive or retain a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere and could materially adversely affect our operating results. See "Business -- Government Regulation."

WE MAY FACE LIABILITY UNDER "DRAM-SHOP" STATUTES.

     The sale of alcoholic beverages subjects us to "dram-shop" statutes in 16 of the 19 states in which our restaurants are located. These statutes generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of our existing comprehensive general liability insurance, which coverage we believe is consistent with that carried by other entities serving alcoholic beverages. Significant exposure to liquor liability claims may result in our experiencing higher costs than expected as a result of higher insurance premiums and deductible claims. If we sustain significant adverse liquor liability claims in the future, liquor liability insurance may become difficult or impossible to obtain. If we fail to maintain our insurance coverage or if a judgment against us is rendered under a dram-shop statute in excess of our liability coverage, we could suffer a material adverse effect on our business, financial condition, operating results and cash flows. See "Business -- Government Regulation."

FEDERAL AND STATE MINIMUM WAGE LAWS APPLY TO A NUMBER OF OUR EMPLOYEES AND MAY INCREASE OUR COSTS.

     Various federal, state and local labor laws and license and permit requirements govern and affect our relationship with our employees, including such matters as minimum wage requirements, overtime and other working conditions. A significant number of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, legislated increases in the minimum wage will increase labor costs at our restaurants. Significant additional government-imposed increases in minimum wages, paid leaves of absence, mandated health benefits or increased tax reporting and tax payment requirements for employees who receive gratuities could be detrimental to the economic viability of our operations. In addition, we are subject to extensive rules and regulations with respect to discriminatory practices and accommodation of persons with disabilities. See "Business -- Government Regulation."

ADVERSE PUBLICITY CONCERNING CUSTOMER COMPLAINTS OR LITIGATION MAY HARM OUR BUSINESS.

     We may be from time to time the subject of complaints or litigation from customers alleging beverage and food-related illness, injuries suffered on our premises, or other quality, health or operational concerns. Adverse publicity resulting from these allegations may materially affect us, regardless of whether such allegations are true or whether we are ultimately held liable. These allegations may also divert financial and management resources that would otherwise be used to benefit the future performance of our operations.

INCREASED FOOD AND ALCOHOL COSTS COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Among other factors, the success of our business and our operating results are dependent in part upon our ability to anticipate and react to changes in food and alcohol costs and the mix between our food and liquor revenues. Various factors beyond our control, such as adverse weather conditions; increases in federal, state or local taxes, or other governmental regulation; or war, may affect food and liquor costs. We may not be able to anticipate and react to changing food and liquor costs by adjusting purchasing practices and implementing menu changes and price adjustments, and a failure to do so could materially adversely affect our business, financial condition, operating results and cash flows. There can be no assurance that changes in our sales mix will not adversely affect our profitability.

IF WE ARE UNABLE TO SECURE THE EXCLUSIVE USE OF OUR TRADEMARKS, OUR BUSINESS MAY BE ADVERSELY AFFECTED.


     We are aware of names and marks similar to our service marks that are used by other persons in certain geographic areas. We believe such uses will not have a material adverse effect on us, as either the "Bailey's" or "Fox and Hound" tradenames may be used if the other name is unavailable, but there can be no assurance that such marks will be available for use by us in all locations or that we will be able to secure the exclusive use of such marks. If we are unable to secure and maintain the exclusive use of our trademarks and tradenames, our business may be adversely affected. See
"Business -- Trademarks."

THERE MAY BE SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE NEAR FUTURE, WHICH COULD CAUSE OUR STOCK PRICE TO FALL AND COULD IMPAIR OUR ABILITY TO RAISE ADDITIONAL CAPITAL, EVEN IF OUR BUSINESS IS DOING WELL.


     After this offering, we will have 10,219,493 shares of common stock outstanding. The 2,125,000 shares (or approximately 20.8% of the total outstanding common stock) sold pursuant to this offering and all of our currently outstanding shares of common stock, other than those shares held by our "affiliates" as such term is defined in the Securities Act of 1933, will be freely tradeable without restriction or registration under the Securities Act. Sales of a substantial number of shares of our common stock, or the perception that these sales may occur, could cause our stock price to fall and could impair our ability to raise additional capital, even if our business is doing well.



     As of July 18, 2002, we estimate that approximately 4,941,702 shares of our common stock are held by our affiliates (which generally include our directors and executive officers and persons owning 10% or more of our common stock). In connection with this offering, we and our directors and executive officers and the selling stockholders (other than Jamie B. Coulter) have entered into lock-up agreements (covering 2,630,035 outstanding shares of our common stock) and have agreed, subject to certain exceptions, not to dispose of any shares of common stock without the consent of Thomas Weisel Partners LLC, on behalf of the underwriters, until the 90th day after the date of this prospectus. However, Thomas Weisel Partners LLC can waive this restriction and allow these stockholders to sell their shares at any time. Upon expiration of this 90-day lock-up period, substantially all of the shares of our common stock held by persons who entered into these lock-up agreements will be eligible for sale in the public market, subject to compliance with the volume limitations and other restrictions of Rule 144 under the Securities Act.


OUR DIRECTORS AND EXECUTIVE OFFICERS AND AN EXISTING STOCKHOLDER HAVE CONSIDERABLE CONTROL OVER OUR COMPANY, WHICH MAY LEAD TO CONFLICTS WITH OTHER STOCKHOLDERS OVER CORPORATE GOVERNANCE.


     After this offering, our directors and executive officers and Jamie B. Coulter will beneficially own collectively approximately 42.8% of our outstanding common stock (or 41.6% if the underwriters' over-allotment option is exercised in full). As a result, these persons, acting alone or together, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of mergers and other business combination transactions, and they may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. See "Management" and "Principal and Selling Stockholders."


WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our certificate of incorporation, as amended, and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include provisions:

     - Establishing a classified board of directors requiring that members of our board of directors be elected in different years;

     - Authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares, facilitate implementation of a stockholder rights plan (or "poison pill") or change the balance of voting control and thwart a takeover attempt;

     - Prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of our stockholders to elect director candidates;

     - Limiting the ability of our stockholders to call special meetings of our stockholders; and

     - Establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon by our stockholders at stockholder meetings.

     In addition, Section 203 of the General Corporation Law of the State of Delaware and the terms of our employment agreements and Option Plans may discourage, delay or prevent a change in control. See "Description of Capital Stock -- Preferred Stock," "Description of Capital Stock -- Certain Anti-Takeover Provisions," "Management" and "Principal and Selling Stockholders."

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

     - Implementing our business strategy;

     - Attracting and retaining customers;

     - Establishing and expanding our market presence in new geographic regions; and

     - Competition in our market.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions (or the negative of such expressions). These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $12.9 million, or $16.0 million if the underwriters exercise their over-allotment option in full, based upon the public offering price of $10.50 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock offered by the selling stockholders. We expect to use the net proceeds from this offering:



     - For the repayment of approximately $11.7 million outstanding under our line of credit; and



     - For capital expenditures in connection with the opening of additional restaurants, working capital and other general corporate purposes.


     Following the proposed repayment of our line of credit, we will have the ability to reborrow such monies in the future, subject to the provisions of our agreement with our lender. The interest rate on the line of credit is a floating rate equal to the prime rate as reported in The Wall Street Journal minus 0.5% per annum. This line of credit matures on October 1, 2007. We may use a portion of the net proceeds to acquire complementary businesses; however, we currently have no commitments or agreements relating to any acquisition. We will have significant discretion in the use of the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market under the symbol "TENT" since our initial public offering on July 17, 1997. The following table sets forth, for the periods indicated, the high and low closing prices per share for our common stock as reported by the Nasdaq National Market.

FISCAL YEAR ENDED DECEMBER 26, 2000                            HIGH     LOW
-----------------------------------                           ------   ------
First Fiscal Quarter........................................  $ 1.75   $ 1.38
Second Fiscal Quarter.......................................    2.50     1.50
Third Fiscal Quarter........................................    2.31     2.19
Fourth Fiscal Quarter.......................................    2.38     1.41

FISCAL YEAR ENDED DECEMBER 25, 2001
-----------------------------------
First Fiscal Quarter........................................  $ 3.31   $ 1.34
Second Fiscal Quarter.......................................    3.20     2.10
Third Fiscal Quarter........................................    3.32     2.50
Fourth Fiscal Quarter.......................................    3.20     2.19


FISCAL YEAR ENDING DECEMBER 31, 2002
------------------------------------
First Fiscal Quarter........................................  $ 8.50   $ 3.31
Second Fiscal Quarter.......................................   15.94     7.62
Third Fiscal Quarter (through July 18, 2002)................   16.99    10.82



     On July 18, 2002, the last reported sale price of our common stock as reported by the Nasdaq National Market was $10.82 per share. As of June 11, 2002, there were approximately 60 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

                     DIVIDEND POLICY AND STOCK REPURCHASES

     We have not declared or paid any dividends on our capital stock. We expect to retain any future earnings to fund the development and expansion of our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Our current line of credit restricts our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for additional information concerning our line of credit.

STOCK REPURCHASES

     In October 1999, we announced the authorization of an open market stock repurchase program. This program resulted in our repurchasing approximately 1.7 million shares of our common stock for approximately $3.5 million through February 21, 2001. We have not repurchased any shares under the program since February 21, 2001, and formally terminated this program as of June 12, 2002.

                                 CAPITALIZATION


     The following table summarizes our balance sheet data as of June 11, 2002. This balance sheet data is presented on an actual basis and as adjusted to give effect to the sale of 1,350,000 shares of common stock by us in this offering at the public offering price of $10.50 per share, after deducting the underwriting discount and estimated offering expenses payable by us.



                                                                  JUNE 11, 2002
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................  $   729     $ 2,499
                                                              =======     =======
Notes payable...............................................  $11,130     $    --
Stockholders' equity:
  Preferred stock, $0.10 par value; 2,000,000 shares
     authorized; none issued................................       --          --
  Common stock, $0.01 par value; 20,000,000 shares
     authorized; issued and outstanding: actual, 8,869,493;
     as adjusted, 10,219,493................................       89         102
  Additional paid in capital................................   19,072      31,958
  Retained earnings.........................................    9,950       9,950
                                                              -------     -------
       Total stockholders' equity...........................   29,111      42,010
                                                              -------     -------
          Total capitalization..............................  $40,241     $42,010
                                                              =======     =======


     The shares of common stock outstanding exclude shares of common stock issuable and reserved for future issuance under our Option Plans. The previous information should be read together with our Consolidated Financial Statements and the related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The table below shows selected consolidated income statement data for (i) us for (a) the period from February 20, 1997 through December 30, 1997, (b) our last four fiscal years and (c) the first 24 weeks of each of fiscal years 2001 and 2002; (ii) F&H Restaurant Corp. ("FHRC") for the period from January 1, 1997 through February 20, 1997; and (iii) balance sheet data for us as of the end of our last five fiscal years and the first 24 weeks of fiscal year 2002. The income statement data, except for the data for the first 24 weeks of each of fiscal years 2001 and 2002, and the balance sheet data, except for the data as of the end of our first 24 weeks of fiscal year 2002, is derived from our and FHRC's respective audited financial statements. The data for the first 24 weeks of each of fiscal years 2001 and 2002 is derived from unaudited Consolidated Financial Statements appearing elsewhere in this prospectus. The unaudited Consolidated Financial Statements have been prepared on the same basis as our audited Consolidated Financial Statements and, in the opinion of management, include all adjustments, consisting of normal recurring accruals and adjustments necessary for a fair presentation of the information set forth therein. We operate on a 52 or 53 week fiscal year ending the last Tuesday in December. Fiscal years 1997, 1998, 1999, 2000 and 2001 each consisted of 52 weeks. Our fiscal quarters consist of three accounting periods of 12 weeks each and a final period of 16 or 17 weeks. Operating results for the 24 weeks ended June 11, 2002 are not necessarily indicative of operating results to be expected for the full year. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                       FHRC(1)                                   THE COMPANY(1)
                                       --------   ----------------------------------------------------------------------------
                                                   46 WEEKS
                                       51 DAYS    AND 5 DAYS                52 WEEKS ENDED                   24 WEEKS ENDED
                                        ENDED       ENDED      -----------------------------------------   -------------------
                                       FEB. 20,    DEC. 30,    DEC. 29,   DEC. 28,   DEC. 26,   DEC. 25,   JUNE 12,   JUNE 11,
                                         1997        1997        1998       1999       2000       2001       2001       2002
                                       --------   ----------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales............................    $858      $15,188     $33,127    $55,020    $54,928    $70,052    $30,701    $43,234
Costs and expenses:
     Cost of sales...................     245        4,049       9,202     15,115     14,515     18,955      8,356     11,328
     Operating expenses..............     393        6,618      14,980     28,061     27,713     35,079     15,441     21,673
     Depreciation and amortization...      35          843       2,794      3,606      3,504      3,616      1,625      2,064
     Preopening costs................      --           --          --        487        500      1,218        371        852
     Provision for asset impairment
       and restaurant closing........      --           --          --      1,087      2,362         --         --         --
                                         ----      -------     -------    -------    -------    -------    -------    -------
Restaurant costs and expenses........     673       11,510      26,976     48,356     48,594     58,868     25,793     35,917
                                         ----      -------     -------    -------    -------    -------    -------    -------
Restaurant operating income..........     185        3,678       6,151      6,664      6,334     11,184      4,908      7,317
General and administrative
  expenses...........................      36        1,794       2,609      3,901      3,769      3,991      1,777      2,326
Goodwill amortization................      24          210         244        244        244        244        113         --
                                         ----      -------     -------    -------    -------    -------    -------    -------
Income from operations...............     125        1,674       3,298      2,519      2,321      6,949      3,018      4,991
Other income (expense)...............     (63)        (266)        (70)    (1,298)    (1,147)      (997)      (530)      (244)
                                         ----      -------     -------    -------    -------    -------    -------    -------
Income from continuing operations
  before income taxes................      62        1,408       3,228      1,221      1,174      5,952      2,488      4,747
Provision for income taxes...........      11          500       1,193        413        336      2,200        907      1,737
Minority interest....................      34           --          --         --         --         --         --         --
                                         ----      -------     -------    -------    -------    -------    -------    -------
Income from continuing operations
  before cumulative effect of a
  change in accounting principle.....      17          908       2,035        808        838      3,752      1,581      3,010
Income (loss) from discontinued
  operations(2)......................      --           72          45          9         10       (423)       (28)        13
                                         ----      -------     -------    -------    -------    -------    -------    -------
Income before cumulative effect of a
  change in accounting principle.....      17          980       2,080        817        848      3,329      1,553      3,023
Cumulative effect of a change in
  accounting principle(3)............      --           --          --     (1,128)        --         --         --         --
                                         ----      -------     -------    -------    -------    -------    -------    -------
Net income (loss)....................    $ 17      $   980     $ 2,080    $  (311)   $   848    $ 3,329    $ 1,553    $ 3,023
                                         ====      =======     =======    =======    =======    =======    =======    =======

                                       FHRC(1)                                   THE COMPANY(1)
                                       --------   ----------------------------------------------------------------------------
                                                   46 WEEKS
                                       51 DAYS    AND 5 DAYS                52 WEEKS ENDED                   24 WEEKS ENDED
                                        ENDED       ENDED      -----------------------------------------   -------------------
                                       FEB. 20,    DEC. 30,    DEC. 29,   DEC. 28,   DEC. 26,   DEC. 25,   JUNE 12,   JUNE 11,
                                         1997        1997        1998       1999       2000       2001       2001       2002
                                       --------   ----------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Earnings (loss) per share
  information:
Basic
  Income from continuing operations
     before cumulative effect of a
     change in accounting
     principle.......................              $  0.10     $  0.20    $  0.08    $  0.09    $  0.43    $  0.18    $  0.35
  Income (loss) from discontinued
     operations......................                 0.01          --         --         --      (0.05)        --         --
  Cumulative effect of accounting
     change, net of tax(3)...........                   --          --      (0.11)        --         --         --         --
                                                   -------     -------    -------    -------    -------    -------    -------
  Net income (loss)..................              $  0.11     $  0.20    $ (0.03)   $  0.09    $  0.38    $  0.18    $  0.35
                                                   =======     =======    =======    =======    =======    =======    =======
  Weighted average number of common
     shares outstanding..............                9,182      10,415     10,348      9,323      8,670      8,674      8,726
Diluted
  Income from continuing operations
     before cumulative effect of a
     change in accounting
     principle.......................              $  0.10     $  0.20    $  0.08    $  0.09    $  0.43    $  0.18    $  0.33
  Income (loss) from discontinued
     operations......................                 0.01          --         --         --      (0.05)        --         --
  Cumulative effect of accounting
     change, net of tax(3)...........                   --          --      (0.11)        --         --         --         --
                                                   -------     -------    -------    -------    -------    -------    -------
  Net income (loss)..................              $  0.11     $  0.20    $ (0.03)   $  0.09    $  0.38    $  0.18    $  0.33
                                                   =======     =======    =======    =======    =======    =======    =======
  Weighted average number of common
     shares outstanding..............                9,182      10,436     10,352      9,329      8,694      8,696      9,181

                                                                           THE COMPANY
                                       -----------------------------------------------------------------------------------
                                       DECEMBER 30,   DECEMBER 29,   DECEMBER 28,   DECEMBER 26,   DECEMBER 25,   JUNE 11,
                                           1997           1998           1999           2000           2001         2002
                                       ------------   ------------   ------------   ------------   ------------   --------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............    $ 1,221        $   946        $ 2,550        $ 2,245        $ 1,346      $   729
Working capital (deficit)............      4,579           (947)          (489)        (3,435)        (5,160)      (6,336)
Total assets.........................     23,224         41,284         41,352         40,128         43,150       50,245
Notes payable, including current
  portion............................         --         11,815         14,395         11,980         10,350       11,130
Stockholders' equity.................     21,665         23,736         22,232         20,987         24,149       29,111

---------------

(1) We were formed on February 7, 1997. On February 20, 1997, we completed an exchange with the stockholders of four corporations and certain limited partners of four limited partnerships, pursuant to which we acquired 11 restaurants in exchange for the issuance of 8 million shares of our common stock. For accounting purposes, FHRC, one of the participants in the exchange, is treated as our predecessor.

(2) Includes provision for asset impairment of $354, net of tax, in fiscal year 2001.

(3) Cumulative effect of a change in accounting principle relates to adoption of a new accounting principle for preopening costs for new restaurants (see
    Note 1 of Notes to Consolidated Financial Statements).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our Consolidated Financial Statements and related Notes thereto included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed under the caption "Risk Factors."

COMPANY OVERVIEW

     We own and operate 49 restaurants under the "Fox and Hound" and "Bailey's" brand names that each provide a social gathering place offering high quality food, drinks and entertainment in an upscale, casual environment. Our restaurants offer a broad menu of mid-priced appetizers, entrees and desserts served in generous portions. In addition, each location features a full-service bar and offers a wide selection of major domestic, imported and specialty beers. Each restaurant emphasizes a high energy environment with multiple billiard tables and satellite and cable coverage of a variety of sporting events and music videos. In addition to our food, we believe our customers are attracted to our elegant yet comfortable atmosphere of polished brass, embroidered chairs and booths, hunter green and burgundy walls, and etched glass. Our Fox and Hound and Bailey's restaurants share identical design and operational principles and menus. As of July 1, 2002, we owned and operated 35 Fox and Hound restaurants and 14 Bailey's restaurants in 19 states.

     We began operations February 20, 1997 with three Fox and Hound and eight Bailey's restaurants. We have opened and closed restaurants since that date as follows:

                                                              FISCAL YEAR
                                             ---------------------------------------------
                                             1997(1)   1998   1999   2000   2001   2002(2)
                                             -------   ----   ----   ----   ----   -------
Open at beginning of period................    11       16     32     35     38      43
Opened during period.......................     5       16      5      3      5       7
Closed during period.......................     0        0      2      0      0       1
                                               --       --     --     --     --      --
Open at end of period......................    16       32     35     38     43      49
                                               ==       ==     ==     ==     ==      ==

---------------

(1) From February 20, 1997 through December 30, 1997.
(2) From December 26, 2001 through July 1, 2002.

     The components of our net sales are food and non-alcoholic beverages, alcoholic beverages, and entertainment and other (principally billiard table rental fees). For fiscal year 2001 and the 24 weeks ended June 12, 2001 and June 11, 2002, the components of net sales were as follows: (i) food and non-alcoholic beverages: 31.4%, 30.9% and 33.2%, respectively; (ii) alcoholic beverages: 59.5%, 59.7% and 57.9%, respectively; and (iii) entertainment and other: 9.1%, 9.3% and 8.9%, respectively.

     The components of our cost of sales primarily include direct costs of food, non-alcoholic beverages and alcoholic beverages. These costs are generally variable and will fluctuate with changes in sales volume and sales mix.

     Components of restaurant operating expenses include operating payroll and fringe benefits, and occupancy, maintenance and utilities. All but one of our locations are leased and provide for a minimum annual rent, with some leases calling for additional rent based on sales volume at the particular location in excess of specified minimum sales levels.

     Depreciation and amortization costs primarily include depreciation and amortization of capital expenditures for restaurants.

     Prior to December 30, 1998, preopening costs, which include labor costs, costs of hiring and training personnel and certain other costs relating to opening new restaurants, were capitalized and amortized over a 12 month period, beginning in the period that the restaurant opened. Effective December 30, 1998, preopening costs are expensed as incurred.

     The provision for asset impairment reflects the charges made for the write down of certain underperforming restaurant assets. We periodically review our long lived assets that are held and used in our restaurant operations for indications of impairment (see Note 1 of Notes to Consolidated Financial Statements). The provision for restaurant closing primarily includes the remaining lease obligation for closed restaurants.

     General and administrative expenses include all corporate and administrative functions that support existing operations and provide an infrastructure to support future growth. Management, supervisory and staff salaries, employee benefits, travel, information systems, training, rent and office supplies, as well as accounting services fees, are major items of costs in this category.

     In calculating comparable restaurant sales, we include a restaurant in the comparable restaurant base after it has been in operation for 18 full months. As of June 11, 2002, there were 35 restaurants in the comparable restaurant base. Annualized average weekly sales are computed by dividing net sales during the period by the number of store operating weeks and multiplying the result by 52.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     We consider determination of impairment of long-lived assets as a critical accounting policy because the determination as to whether the long-lived assets of a restaurant are impaired and, if impaired, the fair value of such assets, requires the use of judgment, particularly as it relates to projecting whether the sum of expected undiscounted future cash flows for the restaurant over an extended period of time will equal or exceed the carrying value of such assets. We use the best information available to make the determination; however, actual future cash flows for a restaurant may vary significantly from the cash flows projected in conjunction with the impairment assessment. The potential impact on our financial statements of incorrect judgments regarding impairment of long-lived assets is that a provision for impairment could be needlessly recorded if projected future cash flows for a restaurant are significantly underestimated or a provision for impairment could be deferred until later determined necessary in a future period if initial projected cash flows are overestimated. See Note 1 of Notes to Consolidated Financial Statements for a description of our accounting policy for impairment of long-lived assets.

RESULTS OF OPERATIONS

     The following discussion of results of operations should be read in conjunction with the information under the caption "Selected Consolidated Financial Data," our Consolidated Financial Statements and related Notes thereto and the other financial data included elsewhere in this prospectus. We operate on a 52 or 53 week fiscal year ending the last Tuesday in December. Fiscal years 1999, 2000 and 2001 each consisted of 52 weeks. Our fiscal quarters consist of three accounting periods of 12 weeks each and a final period of 16 or 17 weeks.

     The following table sets forth certain financial data as a percentage of net sales for the periods indicated.

                                                 FISCAL YEAR ENDED                   24 WEEKS ENDED
                                   ---------------------------------------------   -------------------
                                     DEC. 28,        DEC. 26,        DEC. 25,      JUNE 12,   JUNE 11,
                                       1999            2000            2001          2001       2002
                                   -------------   -------------   -------------   --------   --------
Net sales........................      100.0%          100.0%          100.0%       100.0%     100.0%
Costs and expenses:
  Cost of sales..................       27.5            26.4            27.1         27.2       26.2
  Operating expenses.............       51.0            50.5            50.1         50.3       50.1
  Depreciation and
     amortization................        6.5             6.4             5.2          5.3        4.8
  Preopening costs...............        0.9             0.9             1.6          1.2        2.0
  Provision for asset impairment
     and restaurant closing......        2.0             4.3              --           --         --
                                       -----           -----           -----        -----      -----
Restaurant costs and expenses....       87.9            88.5            84.0         84.0       83.1
                                       -----           -----           -----        -----      -----
Restaurant operating income......       12.1            11.5            16.0         16.0       16.9
General and administrative
  expenses.......................        7.1             6.9             5.7          5.8        5.4
Goodwill amortization............        0.4             0.4             0.4          0.4         --
                                       -----           -----           -----        -----      -----
Income from operations...........        4.6             4.2             9.9          9.8       11.5

Net income (loss)................       (0.6)%           1.5%            4.8%         5.1%       7.0%
                                       =====           =====           =====        =====      =====

TWENTY-FOUR WEEKS ENDED JUNE 11, 2002 COMPARED TO TWENTY-FOUR WEEKS ENDED JUNE 12, 2001


     Net sales increased $12.5 million (40.8%) for the 24 weeks ended June 11, 2002 to $43.2 million from $30.7 million for the 24 weeks ended June 12, 2001. This increase was due to a 19.0% increase in store weeks (1,103 versus 927) as a result of the opening of nine restaurants and the closing of one restaurant since June 12, 2001 and a 17.5% increase in annualized average weekly sales primarily as a result of increased customer traffic. Comparable restaurant sales increased 10.0% for the 24 weeks ended June 11, 2002.


     Costs of sales increased $2.9 million (35.6%) for the 24 weeks ended June 11, 2002 to $11.3 million from $8.4 million in the 24 weeks ended June 12, 2001, and decreased as a percentage of sales to 26.2% from 27.2%. This decrease as a percentage of sales is principally attributable to lower food costs associated with new barbecue menu items and price increases on selected menu items implemented in the fourth quarter of fiscal year 2001.

     Restaurant operating expenses increased $6.3 million (40.4%) for the 24 weeks ended June 11, 2002 to $21.7 million from $15.4 million in the 24 weeks ended June 12, 2001, and decreased as a percentage of net sales to 50.1% from 50.3%. This decrease as a percentage of sales was attributable to the leveraging of fixed costs against higher average unit volumes offset by higher hourly labor costs on new units during the initial months after opening.

     Depreciation and amortization increased $0.5 million (27.0%) for the 24 weeks ended June 11, 2002 to $2.1 million from $1.6 million in the 24 weeks ended June 12, 2001, and decreased as a percentage of sales to 4.8% from 5.3%. This increase in expense is due to additional depreciation on nine restaurants opened net of one restaurant closed since June 12, 2001.

     Preopening costs increased $0.5 million for the 24 weeks ended June 11, 2002 to $0.9 million from $0.4 million in the 24 weeks ended June 12, 2001. This increase is attributable to the costs incurred for six units that opened during the 24 weeks ended June 11, 2002 and partial preopening expenses for four restaurants that had not then yet opened. Two restaurants were opened in the 24 weeks ended June 12, 2001.

     General and administrative expenses increased $0.5 million (30.8%) for the 24 weeks ended June 11, 2002 to $2.3 million from $1.8 million in the 24 weeks ended June 12, 2001, due to an increase in corporate infrastructure to support the Company's expansion. General and administrative expenses decreased as a percentage of net sales to 5.4% from 5.8%, due to higher sales volume.

     Loss on disposal of assets was $18,000 for the 24 weeks ended June 11, 2002 and $52,000 for the 24 weeks ended June 12, 2001. The losses reflect the disposal of certain video games.

     Interest expense was $0.2 million for the 24 weeks ended June 11, 2002 and $0.5 million for the 24 weeks ended June 12, 2001. This decrease is due to both a lower interest rate and lower average balance applicable to our line of credit in the current fiscal year compared with the prior fiscal year.

     The effective income tax rate was 36.6% for the 24 weeks ended June 11, 2002 and 36.5% for the 24 weeks ended June 12, 2001.

FIFTY-TWO WEEKS ENDED DECEMBER 25, 2001 COMPARED TO FIFTY-TWO WEEKS ENDED DECEMBER 26, 2000


     Net sales increased $15.2 million (27.5%) for the 52 weeks ended December 25, 2001 to $70.1 million from $54.9 million for the 52 weeks ended December 26, 2000, which was attributable to a 13.2% increase in restaurant operating weeks (2,071 versus 1,830) as a result of new restaurants opened and a 12.0% increase in annualized average weekly sales ($1.8 million versus $1.6 million). Comparable restaurant sales increased 7.4% for the 52 weeks ended December 25, 2001.


     Costs of sales increased $4.5 million (30.6%) for the 52 weeks ended December 25, 2001 to $19.0 million from $14.5 million for the 52 weeks ended December 26, 2000, and increased as a percentage of net sales to 27.1% from 26.4%. This increase as a percentage of net sales was principally attributable to higher food costs associated with a new menu implemented in the first quarter of fiscal year 2001 and an increase in pork and poultry costs.

     Restaurant operating expenses increased $7.4 million (26.6%) for the 52 weeks ended December 25, 2001 to $35.1 million from $27.7 million for the 52 weeks ended December 26, 2000, and decreased as a percentage of net sales to 50.1% from 50.5%. This decrease as a percentage of net sales was principally attributable to the effect of leveraging fixed expenses against higher unit volumes.

     Depreciation and amortization increased $0.1 million (3.2%) for the 52 weeks ended December 25, 2001 to $3.6 million from $3.5 million. This net increase was due principally to depreciation incurred during fiscal year 2001 on eight restaurants opened since September 5, 2000 offset by the elimination of depreciation in fiscal year 2001 on (i) assets in two restaurants for which an impairment charge was taken in the fourth quarter of fiscal year 2000 and (ii) certain assets, principally capitalized smallwares, with a two-year life that were added in fiscal year 1998.

     Preopening costs increased $0.7 million for the 52 weeks ended December 25, 2001 to $1.2 million from $0.5 million for the 52 weeks ended December 26, 2000. Preopening costs for fiscal year 2001 were related to the opening of five restaurants in fiscal year 2001 and partial preopening costs related to restaurants that opened in fiscal year 2002. Preopening costs for fiscal year 2000 were related to the opening of three restaurants in fiscal year 2000 and costs related to restaurants that opened in fiscal year 2001.

     Provision for asset impairment and restaurant closing was $2.4 million for the 52 weeks ended December 26, 2000.

     General and administrative expenses increased $0.2 million (5.9%) for the 52 weeks ended December 25, 2001 to $4.0 million from $3.8 million for the 52 weeks ended December 26, 2000, due to an increase in corporate infrastructure to support our expansion. General and administrative expenses decreased as a percentage of net sales to 5.7% from 6.9%, due to higher sales volume.

     Other expense decreased $0.1 million (13.1%) for the 52 weeks ended December 25, 2001 to $1.0 million from $1.1 million for the 52 weeks ended December 26, 2000 primarily related to decreased interest expense. This decrease was due to a lower interest rate applicable to our line of credit offset by a higher average balance on the line of credit.

     Our effective income tax rate was 36.8% for the 52 weeks ended December 25, 2001 as compared to 28.7% for the 52 weeks ended December 26, 2000. This increase was primarily due to the impact of the credit for social security taxes paid on tips in excess of minimum wage relative to the amount of income before taxes.

     Loss from discontinued operations was $0.4 million for the 52 weeks ended December 25, 2001 primarily due to a provision for asset impairment of $0.4 million, net of tax, applicable to the restaurant closed on March 31, 2002.

FIFTY-TWO WEEKS ENDED DECEMBER 26, 2000 COMPARED TO FIFTY-TWO WEEKS ENDED DECEMBER 28, 1999


     Net sales decreased $0.1 million (0.2%) for the 52 weeks ended December 26, 2000 to $54.9 million from $55.0 million for the 52 weeks ended December 28, 1999, which was attributable to a 1.0% increase in annualized average weekly sales offset by a 0.9% decrease in restaurant operating weeks (1,830 versus 1,846). Comparable restaurant sales increased 3.8% for the 52 weeks ended December 26, 2000.


     Costs of sales, primarily food and beverages, decreased $0.6 million (4.0%) for the 52 weeks ended December 26, 2000 to $14.5 million from $15.1 million for the 52 weeks ended December 28, 1999, and decreased as a percentage of net sales to 26.4% from 27.5%. This decrease was attributable to better food and beverage controls.

     Restaurant operating expenses decreased $0.4 million (1.2%) for the 52 weeks ended December 26, 2000 to $27.7 million from $28.1 million for the 52 weeks ended December 28, 1999, and decreased as a percentage of net sales to 50.5% from 51.0%. This decrease was primarily attributable to lower hourly labor costs resulting from better labor controls, offset by higher other operating expenses, including maintenance costs and live music costs.

     Depreciation and amortization decreased $0.1 million (2.8%) for the 52 weeks ended December 26, 2000 to $3.5 million from $3.6 million for the 52 weeks ended December 28, 1999. This decrease was due to the closing of two restaurants in fiscal year 1999 offset by three new restaurants opened in the fourth quarter of fiscal year 2000.

     Preopening costs were $0.5 million for both the 52 weeks ended December 26, 2000 and the 52 weeks ended December 28, 1999. Preopening costs for fiscal year 2000 were related to the opening of three restaurants in fiscal year 2000 and costs related to restaurants that opened in fiscal year 2001. Preopening costs for fiscal year 1999 were related to the opening of five restaurants in fiscal year 1999.

     Provision for asset impairment and restaurant closing increased $1.3 million (117.3%) for the 52 weeks ended December 26, 2000 to $2.4 million from $1.1 million for the 52 weeks ended December 28, 1999. The provision in fiscal year 1999 represents the estimated costs associated with closing the restaurant in Davenport, Iowa. The provision included $0.4 million of future lease costs, $0.6 million in abandoned leasehold improvements and $0.1 million in abandoned furniture, fixtures and equipment.

     General and administrative expenses decreased $0.1 million (3.4%) for the 52 weeks ended December 26, 2000 to $3.8 million from $3.9 million for the 52 weeks ended December 28, 1999, and decreased as a percentage of net sales to 6.9% from 7.1%. The decrease reflected the realignment of certain executive positions during fiscal year 2000.

     Other expense decreased $0.2 million (11.6%) for the 52 weeks ended December 26, 2000 to $1.1 million from $1.3 million for the 52 weeks ended December 28, 1999. This decrease was primarily related to decreased interest expense and reflected a decrease in the average debt balance of our line of credit offset by an increase in the average interest rate applicable to our line of credit.

     Our effective income tax rate was 28.7% for the 52 weeks ended December 26, 2000 as compared to 44.0% for the 52 weeks ended December 28, 1999. This decrease was primarily due to the impact of the credit for social security taxes paid on tips in excess of minimum wage relative to the amount of income before taxes.

QUARTERLY FINANCIAL AND RESTAURANT OPERATING DATA

     The following is a summary of certain unaudited quarterly results of operations data for each of the last two fiscal years and for the 12 weeks ended March 19, 2002 and June 11, 2002. For accounting purposes, the first, second and third quarters of each fiscal year presented each consist of 12 weeks and the fourth quarter consists of 16 weeks. As a result, some of the variations reflected in the following table may be attributed to the different lengths of the fiscal quarters. The fourth quarter of fiscal year 2002 will consist of 17 weeks, because fiscal year 2002 is a 53-week year.

                          12 WEEKS    12 WEEKS     12 WEEKS       16 WEEKS     12 WEEKS    12 WEEKS
                            ENDED      ENDED        ENDED          ENDED         ENDED      ENDED
                          MARCH 21,   JUNE 13,   SEPTEMBER 5,   DECEMBER 26,   MARCH 20,   JUNE 12,
                            2000        2000         2000           2000         2001        2001
                          ---------   --------   ------------   ------------   ---------   --------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $13,382    $11,756      $11,060        $18,731       $16,158    $14,543
Restaurant operating
 income.................     2,788      1,667        1,225            655         3,066      1,842
Operating income........     1,774        707          317           (476)        2,144        874
Net income(1)...........       971        295           20           (438)        1,191        362
Diluted earnings (loss)
 per share..............      0.10       0.03         0.00          (0.05)         0.14       0.04
Restaurants, end of
 quarter................        35         35           35             38            38         40
Restaurant operating
 weeks..................       420        420          420            570           456        471
Comparable restaurant
 sales increase.........       2.5%       1.7%         1.0%           7.1%          6.0%       5.5%

                            12 WEEKS       16 WEEKS     12 WEEKS    12 WEEKS
                             ENDED          ENDED         ENDED      ENDED
                          SEPTEMBER 4,   DECEMBER 25,   MARCH 19,   JUNE 11,
                              2001           2001         2002        2002
                          ------------   ------------   ---------   --------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............    $14,396        $24,955       $21,825    $21,409
Restaurant operating
 income.................      1,565          4,711         4,193      3,124
Operating income........        610          3,320         3,038      1,953
Net income(1)...........        220          1,556         1,897      1,126
Diluted earnings (loss)
 per share..............       0.03           0.18          0.21       0.12
Restaurants, end of
 quarter................         41             43            47         48
Restaurant operating
 weeks..................        481            663           539        564
Comparable restaurant
 sales increase.........        9.5%           8.2%          9.3%      10.7%


---------------

(1) The fourth quarter of fiscal year 2000 includes a charge to earnings of $2.4 million ($1.5 million net of income tax) related to the provision for asset impairment in the quarter. The fourth quarter of fiscal year 2001 includes a charge to earnings of $0.6 million ($0.4 million net of income tax) related to the provision for asset impairment in the quarter.

QUARTERLY FLUCTUATIONS AND SEASONALITY

     Our operating results may fluctuate significantly from period to period and the results for one period may not be indicative of results for other periods. Our operating results may also fluctuate significantly because of several factors, including the timing of new restaurant openings and related expenses, seasonality, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors and weather conditions.

     The timing of new restaurant openings may result in significant fluctuations in quarterly results as a result of the revenues and expenses associated with each new restaurant location. We typically incur most preopening costs for a new restaurant within the two months immediately preceding, and the month of, the restaurant's opening. In addition, the labor and operating costs for a newly opened restaurant during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Our growth, operating results and profitability will depend to a large degree on our ability to increase the number of our restaurants.

     We also expect seasonality to continue to be a factor in our results of operations. Historically, our revenues have been moderately higher in the first and fourth quarters due to weather conditions, major sporting events and the year-end holidays. Our revenues in most of our restaurants have been lower during the summer months of each year, and we expect lower second and third quarter revenues to continue in the future. In addition, for accounting purposes, the first, second and third quarters of each fiscal year consist of 12 weeks and the fourth quarter consists of 16 or 17 weeks. As a result, some of the variations in our operating results may be attributable to the different lengths of the fiscal quarters. These quarterly fluctuations and seasonality may cause our operating results to fall below the expectations of securities analysts and investors, which could cause our stock price to fall.

LIQUIDITY AND CAPITAL RESOURCES

     As is customary in the restaurant industry, we operate with negative working capital. Negative working capital increased $1.1 million to $6.3 million as of June 11, 2002 from $5.2 million as of December 25, 2001. This increase is attributable primarily to an excess of cost of purchases of property and equipment in excess of working capital provided by operations and net proceeds from the line of credit. Cash decreased $0.6 million at June 11, 2002 compared to the balance at December 25, 2001. We do not have significant receivables or inventory, and we receive trade credit based upon negotiated terms in purchasing food and supplies. Because funds available from cash sales are not needed immediately to pay for food and supplies or to finance inventory, they may be considered as a source of financing for noncurrent capital expenditures.

     On September 1, 1998, we entered into a loan agreement with Intrust Bank, N.A. that provides for a line of credit of $20.0 million, subject to certain limitations based on earnings before interest, taxes, depreciation and amortization of the past 52 weeks and the amount of capital lease obligations on personal property. The line of credit is secured by substantially all our assets. The line of credit requires monthly payments of interest only until October 1, 2003, at which time equal monthly installments of principal and interest are required as necessary to fully amortize the outstanding indebtedness plus future interest over a period of four years. Interest is accrued at 0.5% below the prime rate as reported in The Wall Street Journal. Proceeds from the line of credit are being used for restaurant development. As of June 11, 2002, we had borrowed approximately $11.1 million under the line of credit. We are currently in compliance with all debt covenants under the line of credit.

     Cash flows from operations were $5.0 million for the 24 weeks ended June 11, 2002 compared to $1.7 million for the 24 weeks ended June 12, 2001. Purchases of property and equipment were $8.1 million for the 24 weeks ended June 11, 2002 compared to $2.2 million for the 24 weeks ended June 12, 2001. Net advances under the line of credit were $0.8 million for the 24 week period ending June 11, 2002 compared to $1.3 million for the 24 week period ending June 12, 2001. At June 11, 2002, we had $0.7 million in cash and cash equivalents.


     We intend to open 10 to 12 new restaurants in both fiscal year 2002 and fiscal year 2003. Through July 1, 2002, seven restaurants had been opened, three restaurants were under construction and an additional three leases had been executed. We are currently evaluating locations in markets familiar to our management team. However, the number of restaurants actually opened and the timing thereof may vary depending upon our ability to locate suitable sites and negotiate favorable leases. We expect to expend approximately $14.0 to $18.0 million to open new restaurants over the next 12 months.


     We believe that the net proceeds from this offering, the funds available from our line of credit and cash flow from our operations will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. There can be no assurance, however, that changes in our operating plans, the acceleration or modification of our expansion plans, lower than anticipated revenues, increased expenses, potential acquisitions or other events will not cause us to seek additional financing sooner than anticipated, prevent us from achieving the goals of our expansion strategy or prevent any newly opened restaurants from operating profitably. There can be no assurance that additional financing will be available on terms acceptable to us or at all.

                                    BUSINESS

OVERVIEW

     We own and operate 49 restaurants under the "Fox and Hound" and "Bailey's" brand names that each provide a social gathering place offering high quality food, drinks and entertainment in an upscale, casual environment. Our restaurants offer a broad menu of mid-priced appetizers, entrees and desserts served in generous portions. In addition, each location features a full-service bar and offers a wide selection of major domestic, imported and specialty beers. Each restaurant emphasizes a high energy environment with multiple billiard tables and satellite and cable coverage of a variety of sporting events and music videos. In addition to our food, we believe our customers are attracted to our elegant yet comfortable atmosphere of polished brass, embroidered chairs and booths, hunter green and burgundy walls, and etched glass. Our Fox and Hound and Bailey's restaurants share identical design and operational principles and menus. As of July 1, 2002, we owned and operated 35 Fox and Hound restaurants and 14 Bailey's restaurants in 19 states.

     We believe the design of our restaurants plays an essential role in our success. We strive to create a distinctive, highly entertaining and unique atmosphere at each of our restaurants by featuring warm lighting, high ceilings and rich wood-finished interiors. Our restaurants average approximately 9,600 square feet in size and are typically divided into three large rooms. The bar and primary dining room are centrally located while the two side rooms are partitioned from the bar and dining area by etched glass, and each hold approximately four to six billiard tables as well as numerous cocktail tables. This layout provides customers with an open view of the main dining room, bar and billiard areas. These side rooms are equipped with state-of-the-art audio and video technology for displaying various sporting events and music videos and can be readily configured into a comfortable "arena" for viewing national, regional and local sporting and other televised events. All locations also can be arranged to dedicate areas to accommodate business and social organizations for special events.

OUR HISTORY


     The first Fox and Hound restaurant opened in August 1994 and the first Bailey's restaurant opened in November 1989. In February 1997, the two companies were combined to form Total Entertainment Restaurant Corp. In July 1997, we completed our initial public offering. From July 1997 to March 1999, we expanded rapidly from 12 units to 37 units. In January 1999, we hired Steven Johnson as our Chief Executive Officer. Shortly thereafter, we suspended new restaurant development in order to focus on developing our service-oriented culture and improving the operations and profitability of our existing restaurants. In addition, we implemented a number of initiatives, including recruiting a new Chief Operating Officer, increasing the number of district managers, restructuring our board of directors and, from April 1999 to March 2002, closing three underperforming restaurants.



     As a result of these and other initiatives, we increased our annualized average weekly restaurant sales from $1.6 million in fiscal year 1999 to $1.8 million in fiscal year 2001 and expanded restaurant-level operating profit margins (before preopening costs and provision for asset impairment and restaurant closing) from 15.0% in fiscal year 1999 to 17.6% in fiscal year 2001. In addition, since early 1999 we have achieved 13 consecutive quarters of positive comparable restaurant sales growth. Beginning in mid-2000, we initiated a disciplined growth plan, opening three restaurants in fiscal year 2000, five restaurants in fiscal year 2001 and seven restaurants during fiscal year 2002 (through July 1, 2002). We intend to open three to five additional restaurants during the remainder of fiscal year 2002 and 10 to 12 restaurants in fiscal year 2003.

THE FOX AND HOUND/BAILEY'S CONCEPT

     We believe our restaurants offer customers a unique and exciting upscale destination for socializing, eating and drinking. We believe our restaurants are differentiated from our competitors by offering all of the following features in a single location:

     - An Upscale, Neighborhood Social Gathering Place. Our restaurants provide a destination where friends and acquaintances can gather regularly for food, drinks and entertainment in an upscale yet casual environment. We strive to offer a unique setting with a broad appeal to both male and female customers through an inviting, clean and comfortable atmosphere. In order to achieve the feeling of an upscale atmosphere for these customers, we emphasize decor, lighting and cleanliness. For example, we recycle fresh filtered air throughout our restaurants several times an hour and place fresh-cut flowers in our restrooms. Each of our locations feature dedicated areas for viewing sporting events or music videos. To maximize the broad appeal of the atmosphere in our restaurants, the sound in each room is carefully monitored to balance the desire among our customers for lively entertainment versus quieter socializing. In addition, our locations generally offer multiple tournament-quality billiard tables and darts and popular interactive games to further enhance our appeal as a social destination.

     - High Quality Food and Beverage. Our restaurants offer a broad menu of mid-priced appetizers, salads, desserts and entrees featuring beef, chicken, fish and barbecue, all served in generous portions. Our menu features over 50 items, with entrees typically priced between $5.99 and $16.99, the majority of which are priced under $10.00. A strong emphasis is placed on the presentation of each of these menu items, increasing the quality and satisfaction of our customers' overall dining experience. Each location features a full service bar and most of our restaurants offer over 100 brands of ales, lagers, stouts and specialty beers from around the world, with an average of 30 beers on tap. To maximize the appeal of each area of our restaurants, sit-down food and beverage service is available in every room.

     - State-of-the-Art Audio and Visual Technology. Our restaurants create an exciting, high-energy atmosphere through state-of-the-art audio and video systems for viewing sporting events and music videos from our customized playlist. Each location typically has more than 35 televisions (including several big-screen televisions) with satellite and cable coverage of concurrent national, regional and local sporting events. This broad sports coverage further reinforces our positioning as a social gathering place by attracting to our destination alumni groups and others interested in specific teams or sporting events. We believe the entertainment aspect of our restaurants encourages repeat visits, increases the average length of customer stay and attracts customers outside of peak hours.

     - Late-Night Destination. Our restaurants are generally open from 11:00 a.m. to 2:00 a.m., seven days a week, depending upon local law. We provide customers with an upscale entertainment and dining alternative by offering our full menu during our increasingly popular late-night segment. We believe customers have difficulty finding comparable late-night destinations that offer a clean, upscale atmosphere and that serve high quality food after 10:00 p.m., especially Sunday through Thursday. A significant portion of our average daily revenue is recognized after 10:00 p.m.

GROWTH STRATEGIES

     Our goal is to become the leading neighborhood destination for socializing, eating and drinking. We anticipate our primary source of revenue growth in the near term will be the addition of new restaurants and increased sales at existing locations.


     New Unit Growth. We intend to develop new restaurants both in our existing and in new markets. We plan to open 10 to 12 locations in both fiscal year 2002 and fiscal year 2003. Through July 1, 2002, we had opened seven restaurants, three restaurants were under construction and we had executed leases for three additional proposed restaurant locations. We continually evaluate locations in various markets and negotiate proposed additional leases at desired sites.

     Increase Sales at Existing Locations. We seek to increase sales at our existing restaurants by continuing to implement the following strategies:

     - Best Practice Initiatives. We allow our restaurant-level managers significant latitude to test and implement restaurant-level initiatives intended to increase sales or efficiency or improve the overall customer experience. We encourage the exchange of ideas through weekly management meetings. We actively monitor these initiatives at a corporate level and seek to implement successful single-restaurant initiatives as "best practice" initiatives company-wide.

     - Promotional Events. We attempt to increase sales at our restaurants by building brand awareness through word-of-mouth and promotional events in our restaurants. These promotions are intended both to increase the frequency of visits by existing customers and to attract new customers to our restaurants. For example, one of our restaurants initiated a branded promotion targeting professional women. After success at a single restaurant, we introduced this promotion to an additional 35 restaurants. We have also initiated promotions targeting hospitality industry professionals in all of our restaurants during fiscal year 2002. We believe both of these promotions have contributed to our strong recent comparable store revenue growth.

     - Corporate/Group Events. We believe that our restaurants provide an ideal gathering place for corporate and private groups. The multi-room design of our restaurants allows groups of people to socialize without being interrupted by other customers. Most locations employ event coordinators responsible for marketing to groups and creating customized corporate and private events. In addition to contributing to revenue, these events facilitate the introduction of new customers to our restaurants.

     - Menu Updates. We regularly update and introduce new menu segments and items in order to attract new customers and drive customer frequency, customer satisfaction and overall restaurant sales. We continually review our menu based on feedback from our customers and our secret shopper program. For example, beginning in August 2001, we successfully expanded our menu to include a broad selection of barbecue sandwiches and entrees.

     Many of these strategies were partially implemented in fiscal years 2001 and 2002 and contributed to our strong recent comparable restaurant sales growth. Because many of these strategies were implemented mid-year or were recently expanded company-wide, we expect these strategies to continue to positively impact our sales in fiscal years 2002 and 2003.

RESTAURANT LOCATIONS

     Our restaurants range in size from 6,500 square feet to 15,800 square feet with an average restaurant size of approximately 9,600 square feet. The following table sets forth as of July 1, 2002 the location, opening month and approximate square footage of each of our existing restaurant locations:

                                                                  APPROXIMATE
LOCATION                        BRAND NAME       MONTH OPENED    SQUARE FOOTAGE
--------                        ----------       ------------    --------------
Dallas #5, TX                 Fox and Hound     June 2002           15,800
Richmond, VA                  Bailey's          May 2002             8,500
Denver #2, CO                 Fox and Hound     April 2002          10,300
Charlotte #3, NC              Fox and Hound     March 2002           7,200
Ft. Worth #2, TX              Fox and Hound     February 2002       14,000
Phoenix, AZ                   Fox and Hound     January 2002        11,600
Denver #1, CO                 Fox and Hound     January 2002        10,500
Dallas #4, TX                 Fox and Hound     December 2001       13,360
Atlanta #2, GA                Bailey's          November 2001       10,500
Charlotte #2, NC              Fox and Hound     August 2001         15,300
Nashville #3, TN              Bailey's          May 2001            11,400
Ft. Worth #1, TX              Fox and Hound     April 2001           9,900
Dallas #3, TX                 Fox and Hound     December 2000        7,600
Detroit #2, MI                Bailey's          December 2000        8,450
Cleveland #2, OH              Fox and Hound     October 2000        13,500
Baton Rouge, LA               Fox and Hound     March 1999          11,500
Houston, TX                   Fox and Hound     February 1999        9,100
Indianapolis, IN              Fox and Hound     February 1999        8,400
Winston-Salem, NC             Fox and Hound     January 1999         9,400
Pittsburgh, PA                Fox and Hound     January 1999        10,500
New Orleans, LA               Fox and Hound     December 1998        9,200
Chapel Hill, NC               Bailey's          December 1998        9,000
Canton, OH                    Fox and Hound     November 1998        9,700
Kansas City, KS               Fox and Hound     November 1998        9,100
Memphis #2, TN                Fox and Hound     November 1998        7,600
Detroit #1, MI                Bailey's          November 1998        9,100
Dayton, OH                    Fox and Hound     October 1998         8,700
Lubbock, TX                   Fox and Hound     October 1998        10,600
Atlanta #1, GA                Bailey's          October 1998         8,500
Erie, PA                      Fox and Hound     August 1998         10,400
San Antonio, TX               Fox and Hound     August 1998          8,400
Springfield, MO               Fox and Hound     August 1998          9,100
Evansville, IN                Fox and Hound     July 1998            8,600
Cleveland #1, OH              Fox and Hound     May 1998             8,500
Montgomery, AL                Fox and Hound     January 1998         7,700
Chicago, IL                   Fox and Hound     December 1997       10,100
Omaha, NE                     Fox and Hound     December 1997        9,000
Nashville #2, TN              Bailey's          October 1997         7,500
Memphis #1, TN                Fox and Hound     September 1997       8,400
Columbia, SC                  Bailey's          October 1996        10,000
Johnson City, TN              Bailey's          May 1996             8,250
Knoxville, TN                 Bailey's          December 1995        9,400
Dallas #2, TX                 Fox and Hound     November 1995        9,600
Nashville #1, TN              Bailey's          April 1995           9,400
Greenville, SC                Bailey's          September 1994       7,000
College Station, TX           Fox and Hound     September 1994       7,700
Dallas #1, TX                 Fox and Hound     August 1994          6,500
Little Rock, AR               Fox and Hound     February 1994        8,400
Charlotte #1, NC              Bailey's          October 1990         7,600


     Our restaurants operate under the complete names of "Fox and Hound English Pub & Grille," "Fox and Hound Smokehouse & Tavern," "Bailey's Sports Grille," "Bailey's Pub & Grille" and "Bailey's Smokehouse & Tavern." While the majority of our future development is planned using the "Fox and Hound" brand name, we will continue to occasionally use the "Bailey's" brand name in certain markets where Bailey's restaurants are already located or where we are unable to use the "Fox and Hound" brand name due to conflicting pre-existing local use. We have one licensee which operates a Fox and Hound restaurant in Lincoln, Nebraska.

SITE SELECTION CRITERIA AND RESTAURANT DEVELOPMENT

     We believe the site selection process is critical in determining the potential success of each restaurant location. Senior management devotes significant time and resources in analyzing each prospective site and inspects and approves each location prior to final lease execution. A variety of factors are considered in the site selection process, including local market demographics (e.g., average income levels and age), site visibility, traffic count, nature of the surrounding retail environment and accessibility and proximity to major retail centers, office complexes, hotels and entertainment centers (e.g., stadiums, arenas and theaters).

     We lease all locations, with the exception of one Bailey's restaurant in Columbia, South Carolina, which is owned by us. Most of the restaurants are located in shopping centers. Leases are generally negotiated with initial terms of five to 10 years, with multiple renewal options. We are generally required to complete construction and open a new location approximately 90 to 120 days after the later of signing of a lease and obtaining required permits. Additional time is sometimes required to obtain certain government approvals and licenses, such as liquor licenses. In the future, we anticipate leasing our locations, although we may consider purchasing free-standing sites where it is cost-effective to do so.

     The cost to construct a typical new restaurant upon leased real estate is approximately $1.0 to $1.5 million (excluding preopening costs). The 48 leased restaurants open at July 1, 2002 had an average cash investment of approximately $1.2 million (excluding preopening costs). Preopening expenses typically range from $125,000 to $200,000 for each new restaurant. Preopening expenses include costs incurred prior to the date of opening for management salaries, staff wages during training and costs incurred during training.

MENU

     Our restaurants offer a single menu for lunch, dinner and late-night dining. The menu features a broad selection of appealing appetizers (including quesadillas, chicken wings and nachos) and soups and salads (including caesar salads, chili and soups of the day), typically ranging in price from $3.49 to $6.99. The menu includes over 25 entrees typically priced between $5.99 to $16.99 such as sandwiches, pizzas, ribs, burgers and a selection of grilled and smoked barbecued entrees. Most entrees are priced under $10.00. A strong emphasis is placed on the presentation of each of these menu items, increasing the quality and satisfaction of our customer's overall dining experience. Each location features a full service bar and most restaurants offer over 100 brands of ales, lagers, stouts and specialty beers from around the world, with an average of 30 beers on tap.

MARKETING

     We believe our restaurant concept attracts a loyal clientele and we rely primarily on word-of-mouth and group events to attract new business. We do, however, advertise on a limited basis through traditional marketing and advertising media in selected markets, including billboard signage, radio and print advertising and local restaurant marketing. We have engaged a national marketing firm to assist us with our in-store advertising and food and beverage promotion. In addition, we seek to increase both customer awareness and frequency with promotions, such as those targeting professional working women and hospitality industry professionals. Our marketing efforts also seek to focus on national, regional and local sporting events, such as the Super Bowl and the NCAA basketball tournament, which attract locally active groups of fans, supporters or alumni.

     We aggressively market our restaurant concept to local businesses and other groups for social events. With a range of entertainment offerings, our restaurants offer a place where companies can take their employees for parties and encourage relaxed, casual social interaction with each other in an informal, comfortable setting. We market our group business by employing an events coordinator at most restaurants. These events coordinators are incentivized through a combination of base pay and sales commissions. In addition, we employ a national events coordinator who oversees the training of, and monitors the performance of, each of our local event coordinators.

OPERATIONS AND MANAGEMENT

     Our operations and management systems are based upon systems and controls that were developed by our senior management and have been successfully used to manage a large number of restaurants located in numerous states. We strive to maintain quality and consistency in our restaurant locations through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of locations and conduct of personnel.

     We staff our restaurants with management that has experience in the restaurant industry. We believe our strong team-oriented culture helps us attract highly motivated employees who provide customers with a superior level of service. We train our kitchen employees and wait staff to take great pride in preparing and serving food in accordance with our high standards. Restaurant managers and staff are trained to be courteous and attentive to customer needs, and our managers, in particular, are instructed to visit each table. Senior corporate management hosts weekly meetings with district managers to discuss staffing, marketing, individual restaurant performance and customer comments. Moreover, we require our general managers to hold daily shift meetings at their individual restaurants. Senior management regularly visits the Fox and Hound and Bailey's locations and meets with the respective management teams to ensure compliance with our strategies and standards of quality.

     Management. The management of a typical restaurant consists of one general manager and three or four assistant managers depending upon restaurant revenue and hours of operation. The assistant managers are responsible for their own operational units, including a kitchen manager, bar manager and service manager, but all have been trained to support and manage each operational unit of the restaurant. Each general manager is responsible for the restaurant's day-to-day operations and is required to follow our established operating procedures and standards. Each location also employs a staff of hourly employees, many of whom are part-time personnel. We currently employ nine district managers, each of which oversees between four and seven restaurants. Our district managers, general managers and assistant managers participate in incentive cash bonus programs. These employees typically earn between 10% and 30% of their total cash compensation under this program. Awards under the incentive plans are tied to achievement of specified operating targets, including achievement of specific unit objectives and control of operating expense budgets. In addition, the district managers and general managers participate in our Employee Stock Option Plan.

     Financial Controls. We maintain financial and accounting controls for each of our restaurants through the use of centralized accounting and management information systems. Sales and labor information are collected daily from each restaurant, and general managers are provided with operating statements for their restaurants. Cash is controlled through daily deposits of sales proceeds in local operating accounts, the balances of which are wire-transferred daily or weekly to our principal operating account. We utilize a comprehensive peer review reporting system for our general managers. Within 10 days after the close of each 28-day accounting period, profit and loss statements are produced and, subsequently, the general managers of each restaurant meet in person with their respective district managers to review the profit and loss statements. The participants offer each other feedback on their respective performances and suggest ways of improving profitability. The district managers also meet in person with the senior management team to review the performance for the past accounting period as well as set the operating agenda for the next period. We believe the peer review system enables each general manager and district manager to benefit from the collective experience of all of our management.

     Customer Service. We believe customer service and satisfaction are keys to the success of our operations. In addition to customer evaluations, we use secret shopper visits to independently evaluate customer satisfaction. A national restaurant evaluation firm performs these visits, three times per month, to test our food and beverage service in a discrete manner without the knowledge of the restaurant personnel.

In addition, we encourage frequent visits by restaurant management to customers' tables, active involvement of management in responding to customer comments and assigning wait persons so as to ensure customer satisfaction.

     Training. Management strives to instill enthusiasm and dedication in its employees and to create a stimulating and rewarding working environment where employees know what is expected of them in measurable terms. Each of our new restaurant employees participates in a training program during which the employee works under the close supervision of a manager. Restaurant management personnel participate in an eight-week training program that focuses on various aspects of the restaurant's operations and customer service. Management continuously solicits employee feedback concerning restaurant operations and strives to be responsive to the employees' concerns.

     We promote a safe drinking environment through the use of certain internal procedures in addition to extensive alcohol awareness training. It is mandatory for all service employees and managers, regardless of a lack of state regulation, to complete a third-party alcohol awareness-training program. We have also established internal measures to promote a safe drinking environment, such as a four-drink log (which is reviewed by the restaurant's district manager).

PURCHASING

     We strive to obtain consistent, quality items at competitive prices from reliable sources. We continually search for and test various products in order to serve the highest quality products possible and to be responsive to changing customer tastes. We engage a purchasing consultant to assist in the negotiation of purchasing agreements with suppliers. Food and supplies are shipped directly to the restaurant locations, although invoices for purchases are forwarded to a central location for payment. Due to the experience of our senior management in the restaurant business, we have been and expect to continue to be able to purchase most of our restaurant equipment directly from equipment manufacturers. We have not experienced any significant delays in receiving supplies or equipment.

MANAGEMENT INFORMATION SYSTEMS

     We utilize a computer-based management support system, which is designed to improve labor scheduling and food and beverage cost management, provide corporate management quick access to financial data and reduce the general manager's administrative time. Each general manager uses the system for production planning, labor scheduling and food and beverage cost variance analysis. The system generates daily reports on sales, bank deposits and variance data. We generate weekly consolidated sales reports and food, beverage and labor-cost variance reports, as well as detailed profit and loss statements for each restaurant location every four weeks. Additionally, we monitor sales growth, labor variances and other sales trends on a daily basis.

COMPETITION

     The entertainment and restaurant industries are highly competitive. There are a large number of restaurants and entertainment businesses that compete directly and indirectly with us. We compete with restaurants primarily on the basis of quality of food and service, ambiance and location and compete with sports bars and entertainment complexes on the basis of entertainment quality, ambiance and location. Competition for sales in the entertainment and restaurant industries is intense. Many of our existing and potential competitors are well established and have significantly greater financial, marketing and other resources than we do. In addition to other entertainment and restaurant companies, we compete with numerous businesses for suitable locations for our restaurants.

GOVERNMENT REGULATION

     Our restaurants are subject to numerous federal, state and local laws affecting health, sanitation, safety and Americans with Disabilities Act accessibility standards, as well as to state and local regulation of the sale of alcoholic beverages. Each restaurant has appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and each restaurant has food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing and inventory control. The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on our operations. In order to reduce this risk, each restaurant is operated in accordance with standardized procedures designed to ensure compliance with all applicable laws and regulations.

     The development and construction of additional restaurants are subject to compliance with applicable zoning, land use and environmental regulations. Our operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits and other employee matters. Significant numbers of our personnel are paid at rates related to the federal minimum wage, which is currently $5.15 per hour. Accordingly, increases in the minimum wage will increase our labor costs.

TRADEMARKS


     We have federally registered our "Fox & Hound(R)," "Bailey's Sports Grille(R)" and "Quality Is Our Passion(R)" service marks. Our "7 Bailey's Sports Grille(R)" and "Serious Fun 7 Bailey's Sports Grille(R)" design marks are also federally registered. We regard our service and design marks as having significant value and as being an important factor in the marketing of our restaurant concept. We are aware of names and marks similar to our service marks that are used by other persons in certain geographic areas. We believe such uses will not have a material adverse effect on us, as either the "Bailey's" or "Fox and Hound" brand names may be used if the other name is unavailable. Our policy is to pursue registration of our marks whenever possible and to oppose vigorously any infringement of our marks.


EMPLOYEES AND ACCOUNTING AND ADMINISTRATIVE SERVICES

     As of June 11, 2001, we employed approximately 2,500 people, 268 of whom are executive officers, district managers and restaurant management personnel and the remainder of whom are hourly restaurant personnel and corporate support staff. None of our employees is covered by a collective bargaining agreement. We believe our employee relations are satisfactory.

     On March 1, 2002, we renewed our services agreement with the Franchise Services Company for certain accounting and administrative services for an additional three-year period. We pay a per restaurant per 28-day fixed fee with no annual charge.

LITIGATION

     Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment-related claims and claims from customers or employees alleging illness, injury or other food quality, health or operational concerns. In addition, we are subjected in certain states to claims under "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. To date, none of these types of litigation has had a material effect on us. We have and continue to insure against these types of claims.

     On February 28, 2001, Patrick O'Shea, David W. Faber, Ann Swanson, Stacy Gregory, Wes L. Patterson, Dale Sproat, Mark Thagard and Patrick Wilson filed a complaint on their own behalf and on behalf of other similarly situated persons against us; Fox & Hound of Indiana, Inc., our subsidiary; Gary Judd, our President; Steven M. Johnson, our Chief Executive Officer; J.C. Weinberg, our former Chief Operating Officer; and Kenneth Syvarth, our former Vice
President -- Operations and current Chief Operating Officer, in the United States District Court for the Southern District of Indiana.

     The plaintiffs allege that they were employed by the defendants with the titles of manager-in-training, assistant manager and/or general manager, and that we and the other defendants willfully and in bad faith failed to pay the defendants overtime pay for hours worked in excess of forty hours per week in violation of the provisions of the Fair Labor Standards Act. The plaintiffs' complaint seeks (i) a declaratory judgment that we and other defendants violated the plaintiffs' legal rights; (ii) an accounting of compensation to which the defendants are owed; (iii) monetary damages in the form of back pay compensation and benefits, unpaid entitlements, liquidated damages and pre-judgment and post-judgment interest; and (iv) attorneys' fees and costs. We and other defendants have filed answers to the plaintiffs' complaint.

     On June 4, 2002, the court entered an order allowing the plaintiffs to send a notice to all persons who have worked for us under the above employee-manager titles since February 29, 1998, so that such persons may decide whether to opt-in to the collective action. The court specifically excluded from the collective action those employees who have arbitration agreements with us (which we estimate to be approximately 40% of the persons alleged by the plaintiffs to be similarly situated) and those employees whose claims are barred by the statute of limitations. Persons receiving notice will have a period of 120 days after the notice is sent to opt into the action. The trial of the case is currently scheduled for March 2003.

     On October 2, 2000, R&A Bailey & Company of Dublin, Ireland, filed a notice of opposition with the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office to our U.S. service mark applications for "BAILEY'S PUB & GRILLE" (color), "BAILEY'S PUB & GRILLE" (stylized), and "BAILEY'S PUB & GRILLE." Additionally, on November 14, 2000, R&A Bailey & Company filed a petition with the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office to cancel our U.S. service mark registrations for "7 BAILEY'S SPORTS GRILLE" (+ Design), "SERIOUS FUN 7 BAILEY'S SPORTS GRILLE" (+ Design), and "BAILEY'S SPORTS GRILLE."

     R&A Bailey & Company claims to be the owner of several U.S. trademark registrations, including "BAILEYS ORIGINAL IRISH CREAM" (+ Design), "BAILEYS," "BAILEYS THE ORIGINAL LIGHT CREAM," "BAILEYS" (+ Design), and "BAILEYS YUM," that are claimed to be used in association with liqueurs, distilled spirits, ice cream, coffee cups and other ceramic accessories. R&A Bailey & Company has alleged that our cited registrations and applications cause it damage, are likely to create a likelihood of confusion, mistake or deception, and would likely dilute and lessen its "famous" marks in violation of the Lanham Act. R&A Bailey & Company seeks cancellation of our registrations and opposes the registration of our applications for registration of the above-listed marks.

     On December 29, 2000, we filed an answer to R&A Bailey & Company's notice of opposition, denying its allegations. One February 16, 2001, we filed a Stipulated Motion to Extend Answer to Petition in response to the petition to cancel by R&A Bailey & Company. The actions have been suspended by the Trademark Trial and Appeal Board to allow the parties time to negotiate for possible settlement of these pending actions. We are actively pursuing settlement, and we are of the opinion that any resulting liability should not have a material adverse effect on our financial performance.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning our executive officers and directors:

NAME                                                        POSITION                       AGE
----                                                        --------                       ---
Steven M. Johnson.....................  Chief Executive Officer and Director               43
Gary M. Judd..........................  President and Director                             43
James K. Zielke.......................  Chief Financial Officer, Treasurer, Secretary      38
                                          and Director
Kenneth C. Syvarth....................  Chief Operating Officer                            41
Dennis L. Thompson....................  Co-Chairman of the Board                           58
Stephen P. Hartnett...................  Co-Chairman of the Board                           53
Thomas A. Hager.......................  Director                                           53
C. Wells Hall, III....................  Director                                           57
E. Gene Street........................  Director                                           61
John D. Harkey, Jr. ..................  Director                                           41

     Steven M. Johnson has served as our Chief Executive Officer since January 1999 and as a director since October 1998. From March 1992 until December 1998, Mr. Johnson was chief operating officer for Coulter Enterprises, Inc., a Pizza Hut franchisee, with primary responsibility for the operations of 100 Pizza Hut restaurants. From May 1985 until June 1991, Mr. Johnson was controller for Fugate Enterprises, Inc., a Pizza Hut, Taco Bell and Blockbuster Video franchisee. Prior to his employment at Fugate Enterprises, Inc., Mr. Johnson was employed by Ernst & Young LLP. Mr. Johnson is also a C.P.A.

     Gary M. Judd has served as our President and as a director since June 1997 and served as Chief Executive Officer and Chief Operating Officer from June 1997 until January 1999. Mr. Judd served as vice president of special projects with Coulter Enterprises, Inc. from October 1993 to May 1997. From March 1989 to September 1993, Mr. Judd was employed by Western Sizzlin, Inc. in various capacities, most recently as director of franchise operations. From March 1984 to February 1989, Mr. Judd served as a director of operations with Coulter Enterprises, Inc.

     James K. Zielke has served as our Chief Financial Officer, Treasurer and Secretary since April 1997 and as a director since January 1999. From January 1997 until April 1997, Mr. Zielke was the senior director-tax for PepsiCo Restaurant Services Group, Inc. Mr. Zielke was employed by Pizza Hut, Inc. from March 1993 until January 1997, most recently as director-tax from March 1995 until January 1997. Prior to his employment by Pizza Hut, Inc., Mr. Zielke was employed by Ernst & Young LLP from June 1986 until March 1993. Mr. Zielke is also a C.P.A.

     Kenneth C. Syvarth has served as our Chief Operating Officer since May 2002. Mr. Syvarth served as Vice President of Operations from July 2000 until April 2002. Prior to joining us, Mr. Syvarth was managing operating partner for Restaurant Management Company, a Pizza Hut franchisee, from October 1998 to May 2000. Prior to his employment with Restaurant Management Company, Mr. Syvarth was employed as regional manager for Lone Star Steakhouse & Saloon, Inc. from June 1997 to October 1998. From September 1986 to June 1997, Mr. Syvarth was employed by Coulter Enterprises, Inc., in various capacities, most recently as vice president of operations.

     Dennis L. Thompson has served as a Co-Chairman of our board of directors since January 1999 and has been a director since February 1997 and from 1989 to 1997 was an investor with Bailey Sports Grille, Inc., of which he was co-founder. Mr. Thompson served as senior vice president of real estate of Lone Star Steakhouse & Saloon, Inc. from 1992 to 1997 and as a director from 1992 to 1998. Mr. Thompson, co-founder of Lone Star Steakhouse & Saloon, was also an executive officer and a director of various subsidiaries of Lone Star Steakhouse & Saloon from 1989 to 1997. From 1985 to August 1995, he was an executive officer, director and stockholder of Creative Culinary Concepts, Inc., a company that owned and operated Lone Star Steakhouse and Saloon restaurants and certain other restaurants.

     Stephen P. Hartnett has served as a Co-Chairman of our board of directors and as a director since January 1999. Mr. Hartnett was the founder of the Fox and Hound English Pub & Grille in 1994 and served in various executive capacities until the sale of 75% of its ownership interests to one of our subsidiaries in December 1996. Mr. Hartnett has also served as vice chairman of Consolidated Restaurant Companies, Inc. and as a principal in Cracken, Harkey, Street & Hartnett, LLC, since September 1998, and as chairman, president and chief executive officer of Energy Alchemy, Inc. and The Hartnett Group, Ltd., and as majority shareholder of Summers Investments, Inc. since 1982.

     Thomas A. Hager has been a director since July 1997. Mr. Hager was a co-founder of Bailey's Sports Grille, Inc. and served as its president from inception in November 1989 until February 1997. Prior to founding Bailey's Sports Grille, Inc., Mr. Hager owned and operated a restaurant in Charlotte, North Carolina. Mr. Hager is also the founder of Thomas Advertising, Inc., a national billboard advertising agency, where he has served as president since its inception in 1983.

     C. Wells Hall, III has been a director since January 1999. Since June 2000, Mr. Hall has been a corporate tax partner with the law firm of Mayer, Brown, Rowe & Maw. From October 1984 to June 2000, Mr. Hall was a corporate tax partner with Moore & Van Allen.

     E. Gene Street has been a director since January 1999. Since 1998, Mr. Street has served as vice chairman of Consolidated Restaurant Companies, Inc., and as a principal in Cracken, Harkey, Street & Hartnett, LLC. Mr. Street was the founder of Black Eyed Pea and served as president and chief executive officer of Prufrock Restaurants, Inc., the company which owned and operated Black Eyed Pea restaurants. Mr. Street was also the founder of Good Eats restaurants and served as chairman and chief executive officer of Good Eats Holding Company, Inc. from 1986 until its sale to Consolidated Restaurant Companies, Inc. in 1998.

     John D. Harkey, Jr. has been a director since January 1999. Since 1998, Mr. Harkey has served as chairman of Consolidated Restaurant Companies, Inc. and has been a principal in Cracken, Harkey, Street & Hartnett since 1997. Since 1992, Mr. Harkey has also been a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We lease two of our restaurants, the College Station and Dallas #2 locations, from limited partnerships controlled by Stephen P. Hartnett, a Co-Chairman of our board of directors. The annual rent and maintenance expense paid to the limited partnerships for the College Station, Texas location was $71,000, $69,000 and $69,000 in fiscal years 1999, 2000 and 2001, respectively.
The annual rent and maintenance expense paid to the limited partnerships for the Dallas #2 location was $226,000, $227,000 and $253,000 in fiscal years 1999, 2000 and 2001, respectively.


     Our restaurant in Littleton, Colorado, which opened during July 2002, is owned 40% by us and 30% each by Gary Judd and James Zielke, our officers and directors. This ownership structure was adopted in response to local liquor license regulations in Jefferson County, Colorado. Because of such arrangement and significant restrictions upon the transferability of the shares in the Littleton restaurant, we will have the financial benefits and risks of operating the restaurant, and Messrs. Judd and Zielke will be unable to derive any financial benefit from this agreement.



     In February 2002, we purchased the assets of a seafood restaurant in Richmond, Virginia, from BMR Restaurants, LLC, which has been converted to a Bailey's restaurant. Our Co-Chairman, Dennis Thompson, is the manager of BMR. Mr. Thompson and his wife collectively own 82.6% of BMR, which had owned the restaurant assets for more than two years. We paid a total of $300,000 for these assets, which included a real estate lease, leasehold improvements, furniture and equipment. The price was based on the parties' estimates of market rates for leasehold rents and equivalent property and is believed to be equivalent to the price that would have been paid in an arm's length transaction with an unaffiliated party.


     In April 2000 and February 2001, we invested an aggregate of $200,000 for limited partnership interests in limited partnerships formed to develop and operate Cool River Restaurants. John D. Harkey, Jr. and E. Gene Street, two of our directors, and Steven P. Hartnett, our Co-Chairman, are the majority owners of the managing general partner of these partnerships, Cracken, Harkey, Street & Hartnett, L.L.C. In June 2002, we were refunded $100,000 of our original investment in exchange for rights to the related limited partnership interests.


     During the first three months of fiscal year 1999, we had a contract with Lone Star Steakhouse & Saloon, Inc. to provide us with accounting and administrative services. We paid approximately $60,000 to Lone Star for these services. Jamie B. Coulter, a substantial stockholder and our former Chairman, was then chairman, chief executive officer and a substantial stockholder of Lone Star. See "Principal and Selling Stockholders."

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.10 par value. The following summary of certain terms of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable law.

COMMON STOCK

     As of June 11, 2002, there were 8,869,493 shares of common stock outstanding held by approximately 60 stockholders of record. Immediately following this offering, there will be 10,219,493 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. See "Dividend Policy." If we are subject to a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription right. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without further action by our stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying or preventing a change in our control. We have no present plan to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Our bylaws provide that the number of directors that constitutes the board of directors shall be fixed by resolution of the board of directors but in no event shall the number be greater than 10. The board of directors may change the number of directors by a majority vote. The certificate of incorporation provides that the board of directors shall be divided into three classes, with the classes to be as nearly equal in number as possible, and that one class shall be elected each year and serve for a three-year term. Our certificate of incorporation does not provide for cumulative voting in the election of directors. The certificate of incorporation provides that a director may be removed only for "cause" by the affirmative vote of a majority of the outstanding shares of our common stock.

     The classification of directors and the provisions of the certificate of incorporation that limit the ability of stockholders to change the size of the board of directors will have the effect of making it more difficult for stockholders to change the composition of the board of directors. As a result, at least two annual meetings of our stockholders may be required for our stockholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial to us and our stockholders and whether or not a majority of our stockholders believes that such change would be desirable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Union National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have outstanding 10,219,493 shares of common stock. The 2,125,000 shares of common stock being sold hereby and all of our currently outstanding shares of common stock, other than those shares held by our "affiliates," as such term is defined in the Securities Act, will be freely tradeable without restriction or registration under the Securities Act.



     Shares held by our affiliates (which generally include our directors and executive officers and persons owning 10% or more of our common stock) are subject to restrictions on resale in accordance with Rule 144 under the Securities Act. As of July 18, 2002, we estimate that approximately 4,941,702 shares of our common stock were held by our affiliates of which 775,000 shares are being sold in this offering. In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.



     Our executive officers, directors and selling stockholders (other than Jamie B. Coulter) who hold an aggregate of 2,630,035 shares of common stock, have agreed that they will not sell or otherwise transfer any common stock owned by them without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days from the date of this prospectus (the "Lockup Period"). However, Thomas Weisel Partners LLC can waive this restriction and allow these stockholders to sell their shares at any time. Upon expiration of the Lockup Period, substantially all of the shares of our common stock will be eligible for sale into the public market, subject to compliance by our affiliates with the volume limitations and other restrictions of Rule 144.


                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table indicates information as of July 18, 2002 regarding the beneficial ownership of our common stock by:


     - The selling stockholders;

     - Each of our officers and directors;

     - All of our directors and executive officers as a group; and

     - Each person known to us to own beneficially 5% or more of our common stock.

     The information has been adjusted to reflect the sale of our common stock in this offering. The information assumes no exercise of the underwriters' over-allotment option. All of the selling stockholders other than Jamie B. Coulter have been our directors during the past three years.

     Information with respect to beneficial ownership has been furnished by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise noted below, the address for each person listed in the table is c/o Total Entertainment Restaurant Corp., 9300 E. Central Ave., Suite 100, Wichita, KS 67206.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of July 18, 2002. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.



                                               PRE-OFFERING                          POST-OFFERING
                                         -------------------------             -------------------------
                                          NUMBER OF                             NUMBER OF
                                            SHARES                                SHARES
                                         BENEFICIALLY   PERCENT OF   SHARES    BENEFICIALLY   PERCENT OF
NAME OF BENEFICIAL OWNER:                   OWNED         TOTAL      OFFERED      OWNED         TOTAL
-------------------------                ------------   ----------   -------   ------------   ----------
DIRECTORS AND EXECUTIVE OFFICERS:
Dennis L. Thompson(1)..................      795,445        9.0%     175,000       620,445        6.1%
Stephen P. Hartnett(2).................      783,240        8.8                    783,240        7.7
Steven M. Johnson(3)...................      223,017        2.5                    223,017        2.2
Gary M. Judd(4)........................      256,667        2.8                    256,667        2.5
James K. Zielke(5).....................      160,583        1.8                    160,583        1.6
Thomas A. Hager(6).....................      780,250        8.8                    780,250        7.6
C. Wells Hall, III(7)..................       77,600          *                     77,600          *
E. Gene Street(8)......................       32,000          *                     32,000          *
John D. Harkey, Jr.(9).................       43,800          *                     43,800          *
Kenneth C. Syvarth(10).................       23,850          *                     23,850          *
All directors and executive officers as
  a group (10 persons) (11)............    3,176,452       34.4      175,000     3,001,452       28.3
OTHER 5% STOCKHOLDERS:
Jamie B. Coulter
  2808 McKinney Ave., Apt 636
  Dallas, TX 75204.....................    2,136,667       24.1      600,000     1,536,667       15.0
Straus Capital Management, LLC (12)
Melville Straus
  605 Third Avenue
  New York, NY 10158...................      475,300        5.4                    475,300        4.7


---------------

  *  Less than 1%


 (1) Includes (a) presently exercisable options to purchase 3,000 shares of common stock, (b) 242,795 shares held by Mr. Thompson's wife, Sharon K. Thompson, of which Mr. Thompson disclaims beneficial ownership, and (c) 80,000 shares held by Thompson Family, LLC, of which Mr. Thompson is the managing member, and as to which shares Mr. Thompson disclaims beneficial ownership, except to the extent of his equity interest therein.

 (2) Includes 349,400 shares held by Organized Capital II, Ltd. Mr. Hartnett is a trading advisor to this entity and is the sole stockholder of its corporate general partner. Mr. Hartnett holds 3.7% and Mr. Hartnett's wife, Sandra Hartnett, holds 25.6% of the partnership interests of such company.


 (3) Includes (a) presently exercisable options to purchase 66,667 shares of common stock and (b) 5,250 shares held by Mr. Johnson as custodian for the benefit of his three minor children.

 (4) Includes presently exercisable options to purchase 136,667 shares of common stock.

 (5) Includes (a) presently exercisable options to purchase 103,333 shares of common stock and (b) 46,000 shares held by Mr. Zielke's wife, Patti J. Zielke, of which Mr. Zielke disclaims beneficial ownership.

 (6) Includes (a) presently exercisable options to purchase 19,000 shares of common stock, (b) 72,000 shares held by Mr. Hager as custodian for the benefit of his two children and (c) 326,600 shares of common stock held by Mr. Hager's wife, of which Mr. Hager disclaims beneficial ownership.

 (7) Includes presently exercisable options to purchase 13,000 shares of common stock.

 (8) Includes presently exercisable options to purchase 13,000 shares of common stock.

 (9) Includes presently exercisable options to purchase 13,000 shares of common stock.

(10) Includes presently exercisable options to purchase 3,750 shares of common stock.

(11) Includes the shares deemed to be beneficially owned by our directors and executive officers (see footnotes (1) through (10) to this table).

(12) Based upon information contained in a Schedule 13G filed with the Securities and Exchange Commission on January 31, 2002. Straus Capital Management, LLC and Mr. Melville Straus share voting power and dispositive power with respect to these shares. Mr. Straus is the Managing Principal of Straus Capital Management, LLC.

                                  UNDERWRITING

GENERAL

     Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:


UNDERWRITER                                                    NUMBER OF SHARES
-----------                                                    ----------------
Thomas Weisel Partners LLC..................................      1,593,750
Stephens Inc. ..............................................        531,250
                                                                  ---------
Total.......................................................      2,125,000
                                                                  =========



     Of the 2,125,000 shares to be purchased by the underwriters, 1,350,000 shares will be purchased from us and 775,000 will be purchased from the selling stockholders.


     The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

     The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.


     Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about July 24, 2002.


OVER-ALLOTMENT OPTION


     We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 318,750 additional shares of our common stock from us at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.


COMMISSIONS AND DISCOUNTS


     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $0.378 per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.100 per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

     The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:


                                                                              TOTAL
                                                           --------------------------------------------
                                               PER SHARE   WITHOUT OVER-ALLOTMENT   WITH OVER-ALLOTMENT
                                               ---------   ----------------------   -------------------
Public offering price........................   $10.50          $22,312,500             $25,659,375
Underwriting discount........................     0.63            1,338,750               1,539,563
Proceeds, before expenses, to us.............     9.87           13,324,500              16,470,562
Proceeds, before expenses, to selling
  stockholders...............................     9.87            7,649,250               7,649,250


INDEMNIFICATION OF UNDERWRITERS

     We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

NO SALES OF SIMILAR SECURITIES

     The underwriters will require all of our directors and officers and the selling stockholders (other than Jamie B. Coulter) to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock except for the shares of common stock offered in this offering without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus.

     We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for the shares of common stock offered in this offering, the shares of common stock issuable upon exercise of outstanding options on the date of this prospectus and the shares of our common stock that are issued under the Option Plans.

NASDAQ NATIONAL MARKET LISTING

     Our common stock is quoted on the Nasdaq National Market under the symbol "TENT."

SHORT SALES, STABILIZING TRANSACTIONS AND PENALTY BIDS

     In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

     Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

     Stabilizing transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

     Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

     The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

                                 LEGAL MATTERS


     Foulston Siefkin LLP, Wichita, Kansas, will pass upon the validity of the shares of common stock being offered hereby for us. Haynes and Boone, LLP will pass upon certain legal matters in connection with this offering for the underwriters.


                                    EXPERTS

     The Consolidated Financial Statements of Total Entertainment Restaurant Corp. and subsidiaries as of December 25, 2001 and December 26, 2000, and for each of the two years in the period ended December 25, 2001, have been included and incorporated by reference herein in reliance upon the report of KPMG LLP appearing elsewhere in this prospectus and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated statement of income, stockholders' equity and cash flows of Total Entertainment Restaurant Corp. and subsidiaries for the year ended December 28, 1999 have been included and incorporated by reference herein in reliance upon the report of Grant Thornton LLP appearing elsewhere in this prospectus and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We changed certifying accountants from Grant Thornton LLP to KPMG LLP effective December 18, 2000. The following sets forth the information required by Item 304(a) of Regulation S-K: (i) On November 9, 2000, Grant Thornton LLP was dismissed as our principal accountant; (ii) Grant Thornton LLP's reports on the financial statements for the past fiscal year did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles; (iii) the decision to change accountants was approved by our board of directors; (iv) during our most recent fiscal year and subsequent interim periods prior to such change in accountants, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure; (v) during our two most recent fiscal years and subsequent interim periods prior to such change in accountants, there have occurred none of the "reportable events" listed in Item 304(a)(1)(v)((A)-(D)) of Regulation S-K; and
(vi) we have requested and received from Grant Thornton LLP the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16.1 to our report on Form 8-K filed on November 14, 2000), and we state that Grant Thornton LLP agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Securities and Exchange Commission are also available to the public over the internet at the Securities and Exchange Commission's website at http://www.sec.gov. Our web site on the internet is at http://www.tentcorp.com.

                           INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have completed our offering described in this prospectus:

     - Our Annual Report on Form 10-K for the year ended December 25, 2001; and

     - Our Quarterly Report on Form 10-Q filed for the period ended March 19, 2002.

     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Total Entertainment Restaurant Corp., ATTN: Mr. James K. Zielke, 9300 E. Central Ave., Suite 100, Wichita, KS 67206; (316) 634-0505.

                 (This page has been left blank intentionally.)

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Report of Independent Certified Public Accountants..........  F-3
Consolidated Balance Sheets as of December 26, 2000,
  December 25, 2001, and June 11, 2002 (unaudited)..........  F-4
Consolidated Statements of Income for the years ended
  December 28, 1999, December 26, 2000, and December 25,
  2001 and the 24 weeks ended June 12, 2001 (unaudited) and
  June 11, 2002 (unaudited).................................  F-5
Consolidated Statements of Stockholders' Equity for the
  years ended December 28, 1999, December 26, 2000, and
  December 25, 2001 and the 24 weeks ended June 11, 2002
  (unaudited)...............................................  F-6
Consolidated Statements of Cash Flows for the years ended
  December 28, 1999, December 26, 2000, and December 25,
  2001 and the 24 weeks ended June 12, 2001 (unaudited) and
  June 11, 2002 (unaudited).................................  F-7
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Stockholders
Total Entertainment Restaurant Corp.

     We have audited the accompanying consolidated balance sheets of Total Entertainment Restaurant Corp. and subsidiaries as of December 26, 2000 and December 25, 2001 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total Entertainment Restaurant Corp. and subsidiaries as of December 26, 2000 and December 25, 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Wichita, Kansas
February 1, 2002, except as
  to note 11 which is as
  of June 4, 2002 and
  notes 8 and 12 which
  are as of March 31,
  2002.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders
Total Entertainment Restaurant Corp.

     We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of Total Entertainment Restaurant Corp. for the year ended December 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Total Entertainment Restaurant Corp. for the year ended December 28, 1999, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 1 to the financial statements, on December 30, 1998, the Company changed its method of accounting for pre-opening costs.

                                          GRANT THORNTON LLP

Wichita, Kansas
January 28, 2000, except as
to notes 8 and 12 which are
as of March 31, 2002

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 26,   DECEMBER 25,    JUNE 11,
                                                                  2000           2001          2002
                                                              ------------   ------------   -----------
                                                                                            (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,244,606    $ 1,346,495    $   729,407
  Inventories...............................................    1,028,975      1,230,636      1,355,810
  Deferred income taxes.....................................      161,206        223,742        228,663
  Other current assets......................................      579,594        586,967      1,263,500
                                                              -----------    -----------    -----------
Total current assets........................................    4,014,381      3,387,840      3,577,380
Property and equipment:
  Land......................................................      600,000        600,000        600,000
  Buildings.................................................      670,629        670,629        670,629
  Leasehold improvements....................................   21,851,941     26,336,678     31,645,717
  Equipment.................................................   13,397,524     15,284,124     18,140,469
  Furniture and fixtures....................................    3,265,386      3,890,170      4,632,042
                                                              -----------    -----------    -----------
                                                               39,785,480     46,781,601     55,688,857
  Less accumulated depreciation and amortization............    9,022,781     12,249,339     14,293,417
                                                              -----------    -----------    -----------
Net property and equipment..................................   30,762,699     34,532,262     41,395,440
Other assets:
  Goodwill, net of accumulated amortization of $977,959,
     $1,222,121, and $1,222,121 at December 26, 2000,
     December 25, 2001, and June 11, 2002, respectively.....    3,905,296      3,661,134      3,661,134
  Deferred income taxes.....................................    1,059,839        982,875        932,398
  Other assets..............................................      385,385        586,048        678,469
                                                              -----------    -----------    -----------
Total other assets..........................................    5,350,520      5,230,057      5,272,001
                                                              -----------    -----------    -----------
Total assets................................................  $40,127,600    $43,150,159    $50,244,821
                                                              ===========    ===========    ===========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion notes payable.............................  $   418,108    $        --    $        --
  Accounts payable..........................................    3,520,542      3,741,281      4,035,748
  Sales tax payable.........................................      442,297        529,852        897,326
  Accrued payroll...........................................      775,012        873,765        897,409
  Accrued payroll taxes.....................................      242,134         23,258        463,770
  Accrued income taxes......................................    1,009,592      2,155,170      1,884,589
  Lease obligation for closed store.........................      263,924        158,342        105,551
  Other accrued liabilities.................................      777,504      1,065,734      1,629,382
                                                              -----------    -----------    -----------
Total current liabilities...................................    7,449,113      8,547,402      9,913,775
Note payable................................................   11,561,892     10,350,000     11,130,000
Deferred revenue............................................      129,549        103,875         90,029
Stockholders' equity:
  Preferred stock, $.10 par value, 2,000,000 shares
     authorized; none issued................................           --             --             --
  Common stock, $.01 par value; 20,000,000 shares
     authorized; 8,741,411, 8,665,611, and 8,869,493 shares
     issued and outstanding at December 26, 2000, December
     25, 2001, and June 11, 2002, respectively..............       87,414         86,656         88,695
  Additional paid-in capital................................   17,301,511     17,134,953     19,071,958
  Retained earnings.........................................    3,598,121      6,927,273      9,950,364
                                                              -----------    -----------    -----------
Total stockholders' equity..................................   20,987,046     24,148,882     29,111,017
                                                              -----------    -----------    -----------
Total liabilities and stockholders' equity..................  $40,127,600    $43,150,159    $50,244,821
                                                              ===========    ===========    ===========

                See notes to consolidated financial statements.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           YEAR ENDED                        24 WEEKS ENDED
                                           ------------------------------------------   -------------------------
                                           DECEMBER 28,   DECEMBER 26,   DECEMBER 25,    JUNE 12,      JUNE 11,
                                               1999           2000           2001          2001          2002
                                           ------------   ------------   ------------   -----------   -----------
                                                                                        (UNAUDITED)   (UNAUDITED)
Sales:
  Food and beverage......................  $49,783,405    $49,970,763    $63,740,163    $27,873,344   $39,376,430
  Entertainment and other................    5,236,810      4,957,668      6,311,536      2,827,435     3,857,152
                                           -----------    -----------    -----------    -----------   -----------
    Total net sales......................   55,020,215     54,928,431     70,051,699     30,700,779    43,233,582
Cost and expenses:
  Cost of sales..........................   15,115,397     14,515,106     18,955,174      8,356,361    11,327,872
  Restaurant operating expenses..........   28,060,161     27,712,505     35,079,310     15,440,736    21,672,858
  Depreciation and amortization..........    3,606,701      3,504,319      3,616,147      1,625,346     2,064,229
  Preopening costs.......................      487,475        500,739      1,217,455        370,471       851,821
  Provision for asset impairment and
    store closing........................    1,086,785      2,361,840             --             --            --
                                           -----------    -----------    -----------    -----------   -----------
Restaurant costs and expenses............   48,356,519     48,594,509     58,868,086     25,792,914    35,916,780
                                           -----------    -----------    -----------    -----------   -----------
Restaurant operating income..............    6,663,696      6,333,922     11,183,613      4,907,865     7,316,802
General and administrative expenses:
  Related parties........................       60,563             --             --             --            --
  Other..................................    3,839,623      3,768,774      3,990,827      1,777,493     2,325,674
Goodwill amortization....................      244,163        244,163        244,163        112,690            --
                                           -----------    -----------    -----------    -----------   -----------
Income from operations...................    2,519,347      2,320,985      6,948,623      3,017,682     4,991,128
Other income (expense):
  Loss on disposal of assets.............     (123,648)       (66,902)      (133,825)       (51,828)      (18,239)
  Other income (principally interest
    income)..............................          126            404          1,484            194            10
  Interest expense.......................   (1,174,739)    (1,080,919)      (864,375)      (477,838)     (225,410)
                                           -----------    -----------    -----------    -----------   -----------
Income from continuing operations before
  income taxes...........................    1,221,086      1,173,568      5,951,907      2,488,210     4,747,489
Provision for income taxes...............      412,871        335,342      2,200,313        906,989     1,737,230
                                           -----------    -----------    -----------    -----------   -----------
Income from continuing operations before
  cumulative effect of a change in
  accounting principle...................      808,215        838,226      3,751,594      1,581,221     3,010,259
Income (loss) from discontinued
  operations.............................        8,606         10,161       (422,442)       (27,961)       12,832
                                           -----------    -----------    -----------    -----------   -----------
Income before cumulative effect of a
  change in accounting principle.........      816,821        848,387      3,329,152      1,553,260     3,023,091
Cumulative effect of a change in
  accounting principle...................   (1,127,536)            --             --             --            --
                                           -----------    -----------    -----------    -----------   -----------
Net income (loss)........................  $  (310,715)   $   848,387    $ 3,329,152    $ 1,553,260   $ 3,023,091
                                           ===========    ===========    ===========    ===========   ===========
Basic earnings (loss) per share:
  Income from continuing operations
    before cumulative effect of a change
    in accounting principle..............  $      0.08    $      0.09    $      0.43    $      0.18   $      0.35
  Income (loss) from discontinued
    operations...........................           --             --          (0.05)            --            --
  Cumulative effect of a change in
    accounting principle.................        (0.11)            --             --             --            --
                                           -----------    -----------    -----------    -----------   -----------
  Basic earnings (loss) per share........  $     (0.03)   $      0.09    $      0.38    $      0.18   $      0.35
                                           ===========    ===========    ===========    ===========   ===========
Diluted earnings (loss) per share:
  Income from continuing operations
    before cumulative effect of a change
    in accounting principle..............  $      0.08    $      0.09    $      0.43    $      0.18   $      0.33
  Income (loss) from discontinued
    operations...........................           --             --          (0.05)            --            --
  Cumulative effect of a change in
    accounting principle.................        (0.11)            --             --             --            --
                                           -----------    -----------    -----------    -----------   -----------
  Diluted earnings (loss) per share......  $     (0.03)   $      0.09    $      0.38    $      0.18   $      0.33
                                           ===========    ===========    ===========    ===========   ===========

                See notes to consolidated financial statements.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK        ADDITIONAL
                                      ---------------------     PAID-IN      RETAINED
                                        NUMBER      AMOUNT      CAPITAL      EARNINGS       TOTAL
                                      ----------   --------   -----------   ----------   -----------
Balance at December 29, 1998........  10,415,000   $104,150   $20,571,178   $3,060,449   $23,735,777
  Purchase and retirement of shares
     of common stock................    (733,729)    (7,337)   (1,185,949)          --    (1,193,286)
  Net loss..........................          --         --            --     (310,715)     (310,715)
                                      ----------   --------   -----------   ----------   -----------
Balance at December 28, 1999........   9,681,271     96,813    19,385,229    2,749,734    22,231,776
  Purchase and retirement of shares
     of common stock................    (939,860)    (9,399)   (2,083,718)          --    (2,093,117)
  Net income........................          --         --            --      848,387       848,387
                                      ----------   --------   -----------   ----------   -----------
Balance at December 26, 2000........   8,741,411     87,414    17,301,511    3,598,121    20,987,046
  Purchase and retirement of shares
     of common stock................     (75,800)      (758)     (166,558)          --      (167,316)
  Net income........................          --         --            --    3,329,152     3,329,152
                                      ----------   --------   -----------   ----------   -----------
Balance at December 25, 2001........   8,665,611     86,656    17,134,953    6,927,273    24,148,882
  Net income (unaudited)............                                         3,023,091     3,023,091
  Stock options exercised...........     209,722      2,097     1,693,538                  1,695,635
  Tax benefit related to options
     exercised......................                              243,409                    243,409
  Forfeiture of shares of common
     stock..........................      (5,840)       (58)           58                         --
                                      ----------   --------   -----------   ----------   -----------
Balance at June 11, 2002
  (unaudited).......................   8,869,493   $ 88,695   $19,071,958   $9,950,364   $29,111,017
                                      ==========   ========   ===========   ==========   ===========

                See notes to consolidated financial statements.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED                         24 WEEKS ENDED
                                             ------------------------------------------   ---------------------------
                                             DECEMBER 28,   DECEMBER 26,   DECEMBER 25,     JUNE 12,       JUNE 11,
                                                 1999           2000           2001           2001           2002
                                             ------------   ------------   ------------   ------------   ------------
                                                                                          (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
  Net income (loss)........................  $   (310,715)  $    848,387   $  3,329,152   $  1,553,260   $  3,023,091
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
      Cumulative effect of a change in
         accounting principle..............     1,127,536             --             --             --             --
      Write off of property and equipment
         related to asset impairment and
         store closure.....................       692,746      2,361,840        575,098             --             --
      Loss on disposal of assets...........       123,648         66,902        133,825         51,828         15,739
      Depreciation.........................     3,725,240      3,611,878      3,725,337      1,675,734      2,075,634
      Amortization.........................       287,744        269,413        272,952        127,357         17,744
      Deferred taxes.......................      (286,212)      (593,759)        14,428         50,286         45,556
      Net change in operating assets and
         liabilities:
         Inventories.......................      (118,470)       (55,819)      (201,661)       (81,336)      (125,174)
         Other current assets..............       227,108       (143,955)        (7,373)      (164,715)      (676,533)
         Other assets......................        14,514       (122,368)      (229,453)      (187,879)      (110,165)
         Accounts payable..................    (2,005,717)       934,011      1,505,297     (1,877,084)      (599,296)
         Accounts payable -- affiliates....       (11,451)            --             --             --             --
         Accrued liabilities...............       927,396         70,639      1,401,240        632,544      1,368,106
         Deferred revenue..................       140,769        (11,220)       (25,674)           742        (13,846)
         Lease obligation for closed
           store...........................       368,476       (104,552)      (105,582)       (52,791)       (52,791)
                                             ------------   ------------   ------------   ------------   ------------
Net cash provided by operating
  activities...............................     4,902,612      7,131,397     10,387,586      1,727,946      4,968,065
INVESTING ACTIVITIES
  Purchases of property and equipment......    (4,694,718)    (3,005,492)    (9,540,231)    (2,243,942)    (8,069,683)
  Proceeds from disposal of assets.........        10,000         76,349         51,850         20,100          8,895
                                             ------------   ------------   ------------   ------------   ------------
Net cash used in investing activities......    (4,684,718)    (2,929,143)    (9,488,381)    (2,223,842)    (8,060,788)
FINANCING ACTIVITIES
  Proceeds from note payable...............    41,200,000     38,480,000     41,945,000     25,385,000     12,825,000
  Payments of note payable.................   (38,620,000)   (40,895,000)   (43,575,000)   (24,115,000)   (12,045,000)
  Proceeds from exercise of stock
    options................................            --             --             --             --      1,695,635
  Purchase of common stock.................    (1,193,286)    (2,093,117)      (167,316)      (167,316)            --
                                             ------------   ------------   ------------   ------------   ------------
Net cash (used in) provided by financing
  activities...............................     1,386,714     (4,508,117)    (1,797,316)     1,102,684      2,475,635
Net (decrease) increase in cash and cash
  equivalents..............................     1,604,608       (305,863)      (898,111)       606,788       (617,088)
Cash and cash equivalents at beginning of
  period...................................       945,861      2,550,469      2,244,606      2,244,606      1,346,495
                                             ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of
  period...................................  $  2,550,469   $  2,244,606   $  1,346,495   $  2,851,394   $    729,407
                                             ============   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid for interest.....................  $  1,171,349   $  1,208,313   $    885,206   $    433,703   $    243,166
Cash paid for income taxes.................       190,668        802,650        778,189        773,993      1,726,808
SUPPLEMENTAL DISCLOSURE OF NON CASH
  ACTIVITY
Additions to property and equipment in
  accounts payable at period end...........  $         --   $  1,546,083   $    261,525   $    135,887   $    893,763
Tax benefit related to stock options
  exercised................................            --             --             --             --        243,409

                See notes to consolidated financial statements.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

 BACKGROUND

     Total Entertainment Restaurant Corp. (the Company) owns and operates a chain of restaurant locations under the Fox and Hound English Pub & Grille and Fox and Hound Smokehouse & Tavern (Fox and Hound), Bailey's Sports Grille, Bailey's Pub & Grille, and Bailey's Smokehouse & Tavern (Bailey's) brand names. As of December 25, 2001, the Company owned and operated 29 Fox & Hounds and 14 Bailey's in Alabama, Arkansas, Georgia, Illinois, Indiana, Kansas, Louisiana, Michigan, Missouri, Nebraska, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee and Texas. The Company operates in one business segment.

     The Company has a 52/53 week fiscal year ending on the last Tuesday in December.

 PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of Total Entertainment Restaurant Corp. and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

 CASH AND CASH EQUIVALENTS

     The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks or financial institutions, and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value.

 CONCENTRATION OF CREDIT RISK

     The Company's financial instruments exposed to credit risk consist primarily of cash. The Company places its cash with high credit financial institutions and, at times, such cash may be in excess of the Federal Depository insurance limit.

 INVENTORIES

     Inventories consist of food and beverages and are stated at the lower of cost (first-in, first-out) or market.

 PREOPENING COSTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, which requires costs related to preopening activities be expensed as incurred. Prior to fiscal year 1999, the Company capitalized substantially all costs incurred prior to the opening of new restaurants, excluding those costs capitalized as property and equipment, and amortized such pre-opening costs over a one-year period. The Company adopted the provisions of SOP 98-5 effective December 30, 1998. The effect of adoption of SOP 98-5 was to increase income from continuing operations in 1999 by $1,064,401 ($0.10 per share), net of tax expense of $625,125, and to record a charge for the cumulative effect of an accounting change of $1,127,536, net of tax benefits of $662,204, to expense costs that had been capitalized prior to 1999.

 PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Maintenance repairs and renewals which do not enhance the value of or increase the life of the assets are expensed as incurred.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

     Buildings and leasehold improvements are amortized on the straight-line method over the lesser of the life of the lease, including renewal options, or the estimated useful lives of the assets, which range from 5 to 30 years. Equipment and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years.

 GOODWILL

     Goodwill represents the excess of the cost of companies acquired over the fair value of the net assets at the date of acquisition and was being amortized over 20 years until December 25, 2001 (see note 12).

 IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets and certain intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews applicable intangible assets and long-lived assets related to each restaurant on a periodic basis. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the asset and the fair value of the asset. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments and projections as considered necessary. The actual results may vary significantly. A provision for impairment amounting to $2,361,840 and $575,098 has been recorded for the years ended December 26, 2000 and December 25, 2001, respectively.

 INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 ADVERTISING COSTS

     Advertising costs are expensed as incurred. Advertising expense for the years ended December 28, 1999, December 26, 2000, and December 25, 2001 were $622,555, $696,364 and $536,342, respectively.

 ACCOUNTING FOR STOCK-BASED COMPENSATION

     In accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of Company's common stock at the grant date over the amount the employee must pay for the stock. The Company's policy is to grant stock options with grant prices equal to the fair value of the Company's common stock at the date of grant. Proceeds from the exercise of common stock options issued to officers, directors and key employees under the Company's stock option plans are credited to common stock to the extent of par value and to additional paid-in capital for the excess. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, are presented in Note 4.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

 USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from estimates.

 EARNINGS PER SHARE

     Basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per common share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options.

 INTERIM FINANCIAL DATA (UNAUDITED)


     The accompanying balance sheet as of June 11, 2002, the accompanying statement of stockholders' equity for the 24 weeks ended June 11, 2002 and the accompanying statements of income and cash flows for the 24 weeks ended June 12, 2001 and June 11, 2002 have been prepared by the Company without an audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation for such periods have been made. Results for interim periods should not be considered as indicative of results for a full year.


     Footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted herein with respect to the interim financial data. The interim information herein should be read in conjunction with the annual financial information presented herein.

2.  PREFERRED STOCK

     The Company's board of directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series or the designation of such series.

3.  NOTE PAYABLE

     On September 1, 1998 the Company entered into a line of credit agreement with Intrust Bank, N.A. (the line of credit) which provides for a line of credit of $20,000,000 subject to certain limitations based on earnings before interest, income taxes, depreciation and amortization of the past 52 weeks. The line of credit is secured by substantially all assets of the Company. The line of credit restricts the ability of the Company to pay dividends. The line of credit requires monthly payments of interest only until October 1, 2003, at which time equal monthly installments of principal and interest are required as necessary to fully amortize the outstanding indebtedness plus future interest over a period of four years. Interest is accrued at a rate of 0.5% below the prime rate as published in The Wall Street Journal (9.00% and 4.50% at December 26, 2000 and December 25, 2001, respectively). Proceeds from the line of credit were used for restaurant development and acquisition of treasury stock. As of December 26, 2000 and December 25, 2001, the Company had borrowed $11,980,000 and $10,350,000, respectively, under the line of credit. The Company had additional borrowings available at December 25, 2001 under the line of credit of $9,650,000.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

     The following represents future maturities of the note as of December 25, 2001:

2002........................................................   $        --
2003........................................................       395,147
2004........................................................     2,434,019
2005........................................................     2,545,838
2006........................................................     2,662,793
Thereafter..................................................     2,312,203
                                                               -----------
Total.......................................................   $10,350,000
                                                               ===========

4.  STOCK OPTIONS

     The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock options because, as described below, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company's stock option plans are as follows:

    1997 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

          In March 1997, the Board of Directors adopted a stock option plan providing for incentive and nonqualified stock options pursuant to which up to 1,500,000 shares of common stock will be available for issuance. The Plan was amended in May 1999 to increase the number of authorized shares reserved for issuance to 1,600,000 shares from 1,500,000 shares. The Plan covers the former Chairman of the Board, certain officers and key employees. Options granted have a vesting period of three to five years and a life of 10 years.

    DIRECTORS' STOCK OPTION PLAN

          In March 1997, the Board of Directors adopted a stock option plan providing for nondiscretionary grants to nonemployee directors pursuant to which up to 150,000 shares of common stock will be available for issuance.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires the information be determined as if the Company has accounted for its employee stock options granted under the fair value of that Statement. The fair value method for these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate ranging from 4.1% to 5.3%; no dividend yields; volatility factor ranging from 0.281 to 0.800; and a weighted-average expected life of the option of 5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information is as follows:

                                                  DECEMBER 28,   DECEMBER 26,   DECEMBER 25,
                                                      1999           2000           2001
                                                  ------------   ------------   ------------
Pro forma net income (loss).....................   $(524,264)      $645,479      $2,979,754
Pro forma earnings (loss) per share -- basic and
  diluted.......................................   $   (0.05)      $   0.07      $     0.34
Weighted-average fair value per share of options
  granted during the year.......................   $    3.05       $   1.23      $     1.24

     A summary of the Company's stock option activity and related information for the years ended December 28, 1999, December 26, 2000, and December 25, 2001 follows:

                          DECEMBER 28, 1999      DECEMBER 26, 2000      DECEMBER 25, 2001
                         --------------------   --------------------   --------------------
                         WEIGHTED               WEIGHTED               WEIGHTED
                         AVERAGE                AVERAGE                AVERAGE
                         EXERCISE               EXERCISE               EXERCISE
                          PRICE      OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS
                         --------   ---------   --------   ---------   --------   ---------
Outstanding beginning
  of year..............   $7.19     1,129,401    $5.57     1,180,903    $5.60       980,069
  Granted..............    4.02       638,292     1.92        58,000     2.49       278,000
  Exercised............      --            --       --            --       --            --
  Canceled.............   (6.05)     (586,790)   (4.45)     (258,834)   (3.71)     (114,724)
                                    ---------              ---------              ---------
Outstanding end of
  year.................   $5.57     1,180,903    $5.60       980,069    $5.10     1,143,345
                                    =========              =========              =========

     As of December 25, 2001, the Company's outstanding options have a weighted-average remaining contract life of 6.6 years and exercise prices ranging from $1.63 to $9.00. There were 417,113 options exercisable at December 26, 2000 and 546,379 options exercisable at December 25, 2001.

     For options outstanding as of December 25, 2001, the number of options, weighted-average exercise price and weighted-average remaining contract life for each group of options are as follows:

                          OPTIONS OUTSTANDING
-----------------------------------------------------------------------
                       NUMBER
                   OUTSTANDING AT                      WEIGHTED-AVERAGE
                    DECEMBER 25,    WEIGHTED-AVERAGE      REMAINING
RANGE OF PRICES         2001         EXERCISE PRICE     CONTRACT LIFE
---------------    --------------   ----------------   ----------------
$1.63 to $4.00         695,248            3.04            7.40 years
$4.13 to $5.25          65,175            4.39            5.39 years
$7.00 to $9.00         382,922            8.96            5.32 years
                     ---------
  Total              1,143,345            5.10            6.59 years
                     =========

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

     The number of shares and weighted-average exercise price of options exercisable at December 25, 2001 are as follows:

                OPTIONS EXERCISABLE
----------------------------------------------------
                       NUMBER
                   EXERCISABLE AT
                    DECEMBER 25,    WEIGHTED-AVERAGE
RANGE OF PRICES         2001         EXERCISE PRICE
---------------    --------------   ----------------
$1.63 to $4.00        176,771             3.35
$4.13 to $5.25         30,036             4.41
$7.00 to $9.00        339,572             8.98
                      -------
  Total               546,379             6.91
                      =======

5.  RELATED PARTY TRANSACTIONS

     The Company utilized an affiliate to provide certain accounting, computer, and administrative services during 1999. The Company incurred fees of $60,563 related to these services for the year ended December 28, 1999.

6.  LEASES

     The Company leases many of its facilities under noncancelable operating leases having terms expiring between 2002 and 2017. The leases have renewal clauses of 3 to 5 years, exercisable at the option of the lessee. In addition, certain leases contain escalation clauses based on a fixed percentage increase and provisions for contingent rentals based on a percentage of gross revenues, as defined by the lease. Total rental expense for the years ended December 28, 1999, December 26, 2000, and December 25, 2001 was $3,196,886, $3,246,774, and
$3,898,642, respectively, of which $241,892, $243,409, and $267,686, respectively, was paid to a related party. There were no contingent rentals during 1999 or 2000. Contingent rentals for the year ended December 25, 2001 were $10,107.

     The following presents the future minimum lease payments under noncancelable operating leases with initial terms in excess of one year for each of the next five years and thereafter as of December 25, 2001:

2002........................................................   $ 4,950,171
2003........................................................     4,648,272
2004........................................................     2,929,736
2005........................................................     2,713,873
2006........................................................     2,368,964
Thereafter..................................................    11,647,782
                                                               -----------
Total.......................................................   $29,258,798
                                                               ===========

     It is expected that in the normal course of business leases will be renewed as they expire.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

7.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                          FISCAL YEAR ENDED                     24 WEEKS ENDED
                              ------------------------------------------   -------------------------
                              DECEMBER 28,   DECEMBER 26,   DECEMBER 25,    JUNE 12,      JUNE 11,
                                  1999           2000           2001          2001          2002
                              ------------   ------------   ------------   -----------   -----------
                                                                           (UNAUDITED)   (UNAUDITED)
Numerator
Net income (loss)...........  $  (310,715)    $  848,387     $3,329,152    $1,553,260    $3,023,091
                              ===========     ==========     ==========    ==========    ==========
Denominator
  Denominator for basic
     earnings (loss) per
   share -- weighted-average
     shares.................   10,348,324      9,322,913      8,669,545     8,674,490     8,726,315
Effect of dilutive
  securities:
  Employee stock options....        3,915          5,884         24,435        21,519       454,334
                              -----------     ----------     ----------    ----------    ----------
Dilutive potential common
  shares
Denominator for diluted
  earnings (loss) per
  share -- adjusted
  weighted-average shares
  and assumed conversions...   10,352,239      9,328,797      8,693,980     8,696,009     9,180,649
                              ===========     ==========     ==========    ==========    ==========
Basic earnings (loss) per
  common share..............  $     (0.03)    $     0.09     $     0.38    $     0.18    $     0.35
                              ===========     ==========     ==========    ==========    ==========
Diluted earnings (loss) per
  common share..............  $     (0.03)    $     0.09     $     0.38    $     0.18    $     0.33
                              ===========     ==========     ==========    ==========    ==========

8.  INCOME TAXES

     The Company's provision for income taxes consists of the following:

                                                  DECEMBER 28,   DECEMBER 26,   DECEMBER 25,
                                                      1999           2000           2001
                                                  ------------   ------------   ------------
Income tax benefit related to cumulative effect
  of a change in accounting principle...........   $(662,204)     $      --      $       --
Income tax expense (benefit) allocated to
  discontinued operations.......................       5,340          6,304        (262,118)
Income tax expense allocated to continuing
  operations....................................     412,871        335,342       2,200,313
                                                   ---------      ---------      ----------
                                                   $(243,993)     $ 341,646      $1,938,195
                                                   =========      =========      ==========

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                                                  DECEMBER 28,   DECEMBER 26,   DECEMBER 25,
                                                      1999           2000           2001
                                                  ------------   ------------   ------------
Current:
  Federal.......................................   $ 534,938      $ 786,663      $1,427,641
  State.........................................      49,953        148,742         496,126
                                                   ---------      ---------      ----------
Total Current...................................     584,891        935,405       1,923,767
Deferred:
  Federal.......................................    (777,401)      (546,984)         11,951
  State.........................................     (51,483)       (46,775)          2,477
                                                   ---------      ---------      ----------
Total Deferred..................................    (828,884)      (593,759)         14,428
                                                   ---------      ---------      ----------
Total income tax expense (benefit)..............   $(243,993)     $ 341,646      $1,938,195
                                                   =========      =========      ==========

     The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities at December 26, 2000 and December 25, 2001 are as follows:

                                                              DECEMBER 26,   DECEMBER 25,
                                                                  2000           2001
                                                              ------------   ------------
Deferred tax assets:
  Preopening and organization costs.........................   $  527,423     $  545,788
  Store closure costs.......................................      387,452        289,370
  Asset impairment costs....................................      956,545      1,023,695
  Deferred revenue..........................................       52,467         33,847
  State income taxes........................................       47,003        211,486
  Vacation..................................................       43,403         39,809
  Federal tax credit carryovers.............................      913,641        426,764
  Other.....................................................        3,253          2,101
                                                               ----------     ----------
  Total deferred tax assets.................................    2,931,187      2,572,860
                                                               ----------     ----------
Deferred tax liabilities:
  Property and equipment....................................    1,486,054      1,209,568
  Goodwill..................................................      167,442        154,621
  Other.....................................................       56,646          2,054
                                                               ----------     ----------
Total deferred tax liabilities..............................    1,710,142      1,366,243
                                                               ----------     ----------
Net deferred tax asset......................................   $1,221,045     $1,206,617
                                                               ==========     ==========

     The federal tax credit carryovers consist of credits for social security taxes paid on tips in excess of minimum wage of $658,119 and $171,242 at December 26, 2000 and December 25, 2001, respectively, which expire in 2021 and credits for alternative minimum tax of $255,522 and $255,522 at December 26, 2000 and December 25, 2001, respectively, which have no expiration date. A valuation allowance for deferred tax assets was not considered necessary at December 25, 2001.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

     A reconciliation between the reported provision for income taxes and tax determined by applying the applicable U.S. Federal Statutory income tax rate to income before taxes follows:

                              DECEMBER 28, 1999   DECEMBER 26, 2000   DECEMBER 25, 2001
                              -----------------   -----------------   -----------------
                               AMOUNT     RATE     AMOUNT     RATE      AMOUNT     RATE
                              ---------   -----   ---------   -----   ----------   ----
Income tax expense (benefit)
  at federal statutory
  rate......................  $(188,601)   34.0%  $ 404,611    34.0%  $1,790,898   34.0%
State income taxes, net of
  federal benefit
  (provision)...............    (15,217)    2.7      41,199     3.5      281,307    5.3
Tax credits.................   (126,615)   22.8    (177,591)  (14.9)    (200,227)  (3.8)
Other items, net............     86,440   (15.5)     73,427     6.1       66,217    1.3
                              ---------   -----   ---------   -----   ----------   ----
Actual income tax expense
  (benefit).................  $(243,993)   44.0%  $ 341,646    28.7%  $1,938,195   36.8%
                              =========   =====   =========   =====   ==========   ====

9.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amount reported in the balance sheet for all financial instruments, including cash and cash equivalents, certain payables, and debt instruments, approximates their fair value.

10.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table summarizes the unaudited consolidated quarterly results of operations for fiscal years 2000 and 2001:

                                   1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                   (12 WEEKS)    (12 WEEKS)    (12 WEEKS)    (16 WEEKS)
                                   -----------   -----------   -----------   -----------
2000
  Net sales......................  $13,381,740   $11,755,571   $11,060,018   $18,731,102
  Restaurant operating
     income(a)...................    2,788,378     1,666,701     1,224,577       654,266
  Net income (loss)(a)...........      971,316       294,971        20,221      (438,121)
  Basic and diluted earnings
     (loss) per share............  $      0.10   $      0.03   $        --   $     (0.05)

---------------

(a) The fourth quarter of fiscal year 2000 includes a charge to earnings of $2,361,840 ($1,457,491 net of income tax) related to the provision for asset impairment in the quarter.

                                   1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                   (12 WEEKS)    (12 WEEKS)    (12 WEEKS)    (16 WEEKS)
                                   -----------   -----------   -----------   -----------
2001
Net sales........................  $16,157,583   $14,543,195   $14,395,755   $24,955,166
Restaurant operating income......    3,066,285     1,841,580     1,564,520     4,711,229
Net income(a)....................    1,191,209       362,051       219,984     1,555,908
Basic and diluted earnings per
  share..........................  $      0.14   $      0.04   $      0.03   $      0.18

---------------

(a) The fourth quarter of fiscal year 2001 includes a charge to earnings of $575,098 ($354,430 net of income tax) related to the provision for asset impairment in the quarter which is included in income (loss) from discontinued operations.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

11.  LEGAL PROCEEDINGS

     On February 28, 2001, eight former employees filed a complaint on their own behalf and on behalf of other similarly situated persons against the Company, Fox & Hound of Indiana, Inc., a subsidiary of the Company, and several Company officers, in the United States District Court for the Southern District of Indiana.

     The plaintiffs alleged that the Company and the other defendants willfully and in bad faith failed to pay the defendants overtime pay for hours worked in excess of forty hours per week in violation of the provisions of the Fair Labor Standards Act. The plaintiffs' complaint seeks (1) a declaratory judgment that the Company and other defendants violated the plaintiffs' legal rights, (2) an accounting of compensation to which the defendants are owed, (3) monetary damages in the form of back pay compensation and benefits, unpaid entitlements, liquidated damages, and pre-judgment and post-judgment interest, and (4) attorneys' fees and costs. Defendants including the Company have filed their answer to the plaintiffs' complaint. On June 4, 2002, the court entered an order allowing the plaintiffs to send a notice to all persons who have worked for the Company under certain employee-manager titles since February 29, 1998, so that such persons may decide whether to opt-in to the collective action. The court specifically excluded from the collective action those employees who have arbitration agreements with the Company (which the Company estimates to be approximately 40% of the persons alleged by the plaintiffs to be similarly situated) and those employees whose claims are barred by the statute of limitations. Persons receiving notice will have a period of 120 days after the notice is sent to opt into the action. The trial of the case is currently scheduled for March 2003.

     It is not possible at this time for the Company to evaluate the merits of this claim, the Company's likelihood of success or the range of potential loss.

     On October 2, 2000, R&A Bailey & Company of Dublin, Ireland, filed a notice of opposition in the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office to certain of the Company's U.S. service mark applications. Additionally, on November 14, 2000, R&A Bailey & Company filed a petition in the Trademark Trial and Appeal Board of the U.S. Patent and Trademark Office to cancel certain of the Company's U.S. service mark registrations. In both instances, the service marks involved in the actions included the word "Bailey's."

     On December 29, 2000, the Company through its trademark counsel filed an answer to R&A Bailey & Company's notice of opposition, denying its allegations. On February 16, 2001, the Company filed a Stipulated Motion to Extend Answer to Petition in response to the petition to cancel by R&A Bailey & Company. The actions have been suspended by the Trademark Trial & Appeal Board to allow the parties time to negotiate for possible settlement of these pending actions. The Company is actively pursuing settlement and is of the opinion that any resulting liability should not have a material adverse effect on the Company's financial statements.

12.  NEW ACCOUNTING STANDARDS

     The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, effective December 26, 2001. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment annually, or more frequently if circumstances indicate potential impairment through a comparison of fair value to its carrying value. No impairment losses were recorded upon the initial adoption of SFAS No. 142.

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

     The effect of the adoption of SFAS No. 142 on net income and earnings per share is as follows:

                                      FISCAL YEAR ENDED                     24 WEEKS ENDED
                          ------------------------------------------   -------------------------
                          DECEMBER 28,   DECEMBER 26,   DECEMBER 25,    JUNE 12,      JUNE 11,
                              1999           2000           2001          2001          2002
                          ------------   ------------   ------------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)
Net income (loss), as
  reported..............   $(310,715)     $  848,387     $3,329,152    $1,553,260    $3,023,091
Goodwill amortization
  (net of income
  taxes)................     182,634         182,634        182,634        84,292            --
                           ---------      ----------     ----------    ----------    ----------
Net income (loss), as
  adjusted..............   $(128,081)     $1,031,021     $3,511,786    $1,637,552    $3,023,091
                           =========      ==========     ==========    ==========    ==========
Basic earnings (loss)
  per share, as
  reported..............   $   (0.03)     $     0.09     $     0.38    $     0.18    $     0.35
Goodwill amortization
  (net of income
  taxes)................        0.02            0.02           0.02          0.01            --
                           ---------      ----------     ----------    ----------    ----------
Basic earnings (loss)
  per share, as
  adjusted..............   $   (0.01)     $     0.11     $     0.40    $     0.19    $     0.35
                           =========      ==========     ==========    ==========    ==========
Diluted earnings (loss)
  per share, as
  reported..............   $   (0.03)     $     0.09     $     0.38    $     0.18    $     0.33
Goodwill amortization
  (net of income
  taxes)................        0.02            0.02           0.02          0.01            --
                           ---------      ----------     ----------    ----------    ----------
Diluted earnings (loss)
  per share, as
  adjusted..............   $   (0.01)     $     0.11     $     0.40    $     0.19    $     0.33
                           =========      ==========     ==========    ==========    ==========

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal year 2002 and its provisions are to be applied prospectively. The Company closed and abandoned one restaurant on March 31, 2002. Pursuant to SFAS No. 144, each restaurant is a component of the entity, and the operations of the closed restaurant can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the Company. Accordingly, the operations of the closed restaurant, net of applicable income tax effect, have been presented as discontinued operations and prior period statements of income have been reclassified accordingly. Included in discontinued operations is a provision for asset impairment applicable to this restaurant which was recorded during the year ended December 25, 2001 amounting to $575,098 ($354,430 net of income tax effect of $220,668).

                 (This page has been left blank intentionally.)

                 (This page has been left blank intentionally.)

                               INSIDE BACK COVER

                  [Inside back cover consists of three pieces]

FIRST PIECE:

     [Pictures of our food under the caption "Broad Menu with High Quality
Food"]

SECOND AND THIRD PIECES:

     [Pictures of our menu]

PROSPECTUS

                      TOTAL ENTERTAINMENT RESTAURANT CORP.

                      (FOX AND HOUND LOGO)(BAILEY'S LOGO)


                                2,125,000 SHARES

                                  COMMON STOCK

THOMAS WEISEL PARTNERS LLC                                         STEPHENS INC.

--------------------------------------------------------------------------------

Neither we nor our underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses (other than selling commissions and other fees paid to the underwriters) which will be paid by us in connection with the issuance and distribution of the securities being registered. With the exception of the registration fee and the NASD filing fee, all amounts shown are estimates.


Registration fee............................................   $  3,901
NASD filing fee.............................................   $  5,000
Nasdaq listing expenses.....................................   $ 17,550
Blue sky fees and expenses (including legal and filing
  fees).....................................................   $  2,000
Printing expenses (other than stock certificates)...........   $ 75,000
Legal fees and expenses (other than Blue sky)...............   $125,000
Accounting fees and expenses................................   $140,000
Transfer Agent and Registrar fees and expenses..............   $ 10,000
Miscellaneous expenses......................................   $ 46,549
                                                               --------
Total.......................................................   $425,000
                                                               ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides that we shall indemnify to the extent permitted by Delaware law any person whom we may indemnify thereunder, including our directors, officers, employees and agents. Our bylaws provide such indemnification (other than an order by a court) shall be made by us only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, by independent legal counsel or by the stockholders. In addition, our certificate of incorporation eliminates, to the extent permitted by Delaware law, personal liability of directors to us and our stockholders for monetary damages for breach of fiduciary duty as directors.

     Our authority to indemnify our directors and officers is governed by the provisions of Section 145 of the Delaware General Corporation Law, as follows:

          (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

          (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, we have agreed to indemnify the underwriters and the underwriters have agreed to indemnify us and our directors, officers and controlling persons against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     We have entered into Indemnification Agreements with four of our current and certain of our former directors and officers whereby we have agreed to indemnify them from and against any and all expenses, losses, claims, damages and liability incurred by such director or officer for or as a result of action taken or not taken while such director or officer was acting in his capacity as our director, officer, employee or agent. We have also agreed to use our best efforts to obtain officers and directors' liability insurance for such officers and directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS

     (a) Exhibits:


  NUMBER                        DESCRIPTION OF EXHIBIT
  ------                        ----------------------
     1.1     Form of Underwriting Agreement.
    *2.1     Form of Stock for Stock Exchange Agreement between the
             Registrant, the Shareholders of F&H Restaurant Corp., Fox &
             Hound, Inc., Fox & Hound II, Inc. and Bailey's Sports
             Grille, Inc. and Certain Limited Partners of N. Collins
             Entertainment, Ltd., 505 Entertainment, Ltd., Midway
             Entertainment, Ltd. and F&H Dallas, L.P., dated February 20,
             1997.
    *3.1     Certificate of Incorporation of the Registrant.
    *3.1.1   Amendment to the Certificate of Incorporation of the
             Registrant.
    *3.2     By-laws of the Registrant.
    *4.1     Specimen Certificate of the Registrant's Common Stock.
     5.1     Opinion of Foulston Siefkin LLP.
   *10.1     Form of 1997 Incentive and Nonqualified Stock Option Plan of
             the Registrant.
   *10.2     Form of 1997 Directors' Stock Option Plan of the Registrant.
   *10.3     Form of Indemnification Agreement for certain of the
             officers and directors of the Registrant.
   *10.4     Non-Competition, Confidentiality and Non-Solicitation
             Agreement between the Registrant and Dennis L. Thompson,
             dated February 20, 1997.
   *10.5     Non-Competition, Confidentiality and Non-Solicitation
             Agreement between the Registrant and Thomas A. Hager, dated
             February 20, 1997.
   *10.6     Lease by and between Real Alchemy, I, L.P. and Midway
             Entertainment, Ltd., dated June 1, 1995.
   *10.6.1   First Amendment to Lease by and between Real Alchemy I, L.P.
             and Midway Entertainment, Ltd., dated February 20, 1996.
   *10.6.2   Amendment to Lease by and between Real Alchemy I, L.P. and
             Midway Entertainment, Ltd., dated December 6, 1996.
   *10.7     Lease by and between 505 Center, L.P. and 505 Entertainment,
             Ltd., dated January 31, 1994.

  NUMBER                        DESCRIPTION OF EXHIBIT
  ------                        ----------------------
   *10.7.1   Amendment to Lease by and between 505 Center, L.P. and 505
             Entertainment, Ltd., dated December 6, 1996.
  **10.8     Loan Agreement by and among Intrust Bank, N.A., TENT
             Finance, Inc., the Registrant, and various subsidiaries of
             Registrant, as "Guarantors," dated September 1, 1998.
  **10.8.1   First Amendment to Loan Agreement by and among Intrust Bank,
             N.A., TENT Finance, Inc., the Registrant, and various
             subsidiaries of Registrant, as "Guarantors," dated October
             30, 2001.
  **10.8.2   Second Amendment to Loan Agreement by and among Intrust
             Bank, N.A., TENT Finance, Inc., the Registrant, and various subsidiaries of Registrant, as "Guarantors," dated June 14,
             2002.
   *10.9     Form of Services Agreement between the Registrant and
             Coulter Enterprises, Inc.
 ***10.9.1   Amendment to Services Agreement between the Registrant and
             Coulter Enterprises, Inc., dated February 8, 1998.
  **10.10    Agreement for Sale and Purchase of Asset's between BMR
             Restaurants, LLC and Fox & Hound of Virginia, Inc., dated
             February 6, 2002.
  **10.11    Subscription Agreement between Fox & Hound of Colorado, Inc.
             and Cool River Restaurant Denver, L.P., dated April 27,
             2000.
  **10.12    Subscription Agreement between Fox & Hound of Texas, Inc.
             and Cool River Restaurant Austin, L.P., dated April 27,
             2000.
  **10.13    Subscription Agreement between TENT Finance, Inc. and Cool
             River Restaurant Development, L.P., dated February 27, 2001.
  **10.14    Employment Agreement between the Registrant and Steven M.
             Johnson, dated June 12, 2002.
  **10.15    Employment Agreement between the Registrant and Kenneth C.
             Syvarth, dated June 12, 2002.
  **10.16    Amended and Restated Employment Agreement between the
             Registrant and James K. Zielke, dated June 12, 2002.
  **10.17    Amended and Restated Employment Agreement between the
             Registrant and Gary M. Judd, dated June 12, 2002.
  **10.18    Fox & Hound of Littleton, Inc. Stockholders Agreement by and
             among TENT Finance, Inc., Gary M. Judd and James K. Zielke dated as of June 12, 2002.
  **10.19    Fox & Hound of Littleton, Inc. Form of Pledge and Security
             Agreement.
****16.1     Letter Regarding Change in Certifying Accountant.
    23.1     Consent of KPMG LLP.
    23.2     Consent of Foulston Siefkin LLP (contained in Exhibit 5.1).
  **23.3     Consent of Grant Thornton LLP.
  **24.1     Powers of Attorney.
  **99.1     Promotional Agreement between the Registrant and Patrick
             Henry Creative Promotions, Inc., dated January 21, 2002.
  **99.2     Bookkeeping Services Agreement between F&H Restaurant Corp.
             and Franchise Services Company, LLC, dated March 1, 1999.
  **99.2.1   Letter Agreement between F&H Restaurant Corp. and Franchise
             Services Company, LLC, dated as of February 28, 2002.


---------------

   * Incorporated by reference to our Registration Statement on Form S-1, as amended (Commission File No. 333-23343).

  ** Previously filed.

 *** Incorporated by reference to our Form 10-K for the fiscal period ended
     December 30, 1997 (Commission File No. 000-22753).

**** Incorporated by reference to our Form 8-K of November 9, 2000 (Commission
     File No. 000-22753).

     (b) Financial Statement Schedules: None.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     The undersigned registrant undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wichita, State of Kansas, on the 18th day of July, 2002.


                                          TOTAL ENTERTAINMENT RESTAURANT CORP.

                                          By:     /s/ STEVEN M. JOHNSON
                                            ------------------------------------
                                                     Steven M. Johnson,
                                             Chief Executive Officer/Principal
                                                     Executive Officer


     Pursuant to the requirements of the Securities Exchange Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons and in the capacities and on the date indicated.



                    SIGNATURE                                       TITLE                       DATE
                    ---------                                       -----                       ----

                        *                                  Co-Chairman of the Board         July 18, 2002
 ------------------------------------------------
                Dennis L. Thompson


                        *                                  Co-Chairman of the Board         July 18, 2002
 ------------------------------------------------
               Stephen P. Hartnett


                        *                            Chief Executive Officer and Director   July 18, 2002
 ------------------------------------------------       (principal executive officer)
                Steven M. Johnson


                        *                                   President and Director          July 18, 2002
 ------------------------------------------------
                   Gary M. Judd


                        *                            Chief Financial Officer, Treasurer,    July 18, 2002
 ------------------------------------------------           Secretary and Director
                 James K. Zielke                      (principal financial and principal
                                                             accounting officer)


                        *                                          Director                 July 18, 2002
 ------------------------------------------------
                 Thomas A. Hager


                        *                                          Director                 July 18, 2002
 ------------------------------------------------
                C. Wells Hall, III


                        *                                          Director                 July 18, 2002
 ------------------------------------------------
                  E. Gene Street


                        *                                          Director                 July 18, 2002
 ------------------------------------------------
               John D. Harkey, Jr.


 *By:             /s/ STEVEN M. JOHNSON
        ------------------------------------------
                    Steven M. Johnson
                     Attorney-in-Fact

                               INDEX TO EXHIBITS


  NUMBER                        DESCRIPTION OF EXHIBIT
  ------                        ----------------------
     1.1     Form of Underwriting Agreement.
    *2.1     Form of Stock for Stock Exchange Agreement between the
             Registrant, the Shareholders of F&H Restaurant Corp., Fox &
             Hound, Inc., Fox & Hound II, Inc. and Bailey's Sports
             Grille, Inc. and Certain Limited Partners of N. Collins
             Entertainment, Ltd., 505 Entertainment, Ltd., Midway
             Entertainment, Ltd. and F&H Dallas, L.P., dated February 20,
             1997.
    *3.1     Certificate of Incorporation of the Registrant.
    *3.1.1   Amendment to the Certificate of Incorporation of the
             Registrant.
    *3.2     By-laws of the Registrant.
    *4.1     Specimen Certificate of the Registrant's Common Stock.
     5.1     Opinion of Foulston Siefkin LLP.
   *10.1     Form of 1997 Incentive and Nonqualified Stock Option Plan of
             the Registrant.
   *10.2     Form of 1997 Directors' Stock Option Plan of the Registrant.
   *10.3     Form of Indemnification Agreement for certain of the
             officers and directors of the Registrant.
   *10.4     Non-Competition, Confidentiality and Non-Solicitation
             Agreement between the Registrant and Dennis L. Thompson,
             dated February 20, 1997.
   *10.5     Non-Competition, Confidentiality and Non-Solicitation
             Agreement between the Registrant and Thomas A. Hager, dated
             February 20, 1997.
   *10.6     Lease by and between Real Alchemy, I, L.P. and Midway
             Entertainment, Ltd., dated June 1, 1995.
   *10.6.1   First Amendment to Lease by and between Real Alchemy I, L.P.
             and Midway Entertainment, Ltd., dated February 20, 1996.
   *10.6.2   Amendment to Lease by and between Real Alchemy I, L.P. and
             Midway Entertainment, Ltd., dated December 6, 1996.
   *10.7     Lease by and between 505 Center, L.P. and 505 Entertainment,
             Ltd., dated January 31, 1994.
   *10.7.1   Amendment to Lease by and between 505 Center, L.P. and 505
             Entertainment, Ltd., dated December 6, 1996.
  **10.8     Loan Agreement by and among Intrust Bank, N.A., TENT
             Finance, Inc., the Registrant, and various subsidiaries of
             Registrant, as "Guarantors," dated September 1, 1998.
  **10.8.1   First Amendment to Loan Agreement by and among Intrust Bank,
             N.A., TENT Finance, Inc., the Registrant, and various
             subsidiaries of Registrant, as "Guarantors," dated October
             30, 2001.
  **10.8.2   Second Amendment to Loan Agreement by and among Intrust
             Bank, N.A., TENT Finance, Inc., the Registrant, and various subsidiaries of Registrant, as "Guarantors," dated June 14,
             2002.
   *10.9     Form of Services Agreement between the Registrant and
             Coulter Enterprises, Inc.
 ***10.9.1   Amendment to Services Agreement between the Registrant and
             Coulter Enterprises, Inc., dated February 8, 1998.
  **10.10    Agreement for Sale and Purchase of Asset's between BMR
             Restaurants, LLC and Fox & Hound of Virginia, Inc., dated
             February 6, 2002.
  **10.11    Subscription Agreement between Fox & Hound of Colorado, Inc.
             and Cool River Restaurant Denver, L.P., dated April 27,
             2000.
  **10.12    Subscription Agreement between Fox & Hound of Texas, Inc.
             and Cool River Restaurant Austin, L.P., dated April 27,
             2000.
  **10.13    Subscription Agreement between TENT Finance, Inc. and Cool
             River Restaurant Development, L.P., dated February 27, 2001.
  **10.14    Employment Agreement between the Registrant and Steven M.
             Johnson, dated June 12, 2002.
  **10.15    Employment Agreement between the Registrant and Kenneth C.
             Syvarth, dated June 12, 2002.
  **10.16    Amended and Restated Employment Agreement between the
             Registrant and James K. Zielke, dated June 12, 2002.

  NUMBER                        DESCRIPTION OF EXHIBIT
  ------                        ----------------------
  **10.17    Amended and Restated Employment Agreement between the
             Registrant and Gary M. Judd, dated June 12, 2002.
  **10.18    Fox & Hound of Littleton, Inc. Stockholder Agreement by and
             among TENT Finance, Inc., Gary M. Judd and James K. Zielke, dated as of June 12, 2002.
  **10.19    Fox & Hound of Littleton, Inc. Form of Pledge and Security
             Agreement.
****16.1     Letter Regarding Change in Certifying Accountant.
    23.1     Consent of KPMG LLP.
    23.2     Consent of Foulston Siefkin LLP (contained in Exhibit 5.1).
  **23.3     Consent of Grant Thornton LLP.
  **24.1     Powers of Attorney.
  **99.1     Promotional Agreement between the Registrant and Patrick
             Henry Creative Promotions, Inc., dated January 21, 2002.
  **99.2     Bookkeeping Services Agreement between F&H Restaurant Corp.
             and Franchise Services Company, LLC, dated March 1, 1999.
  **99.2.1   Letter Agreement between F&H Restaurant Corp. and Franchise
             Services Company, LLC, dated as of February 28, 2002.


---------------

   * Incorporated by reference to our Registration Statement on Form S-1, as amended (Commission File No. 333-23343).

  ** Previously filed.

 *** Incorporated by reference to our Form 10-K for the fiscal period ended
     December 30, 1997 (Commission File No. 000-22753).

**** Incorporated by reference to our Form 8-K of November 9, 2000 (Commission
     File No. 000-22753).